Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2019, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2019 and 2018 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of Matter

The following matter may be helpful to the readers in their understanding of the condensed consolidated interim financial statements.

We draw attention to Note 31 to the condensed consolidated financial statements the Group's business combinations (Orange Life Insurance Co., Ltd, Asia Trust Co., Ltd and Shinhan Vietnam Finance Company Limited) that were consummated in 2019.  In relation to the business combinations with ‘Orange Life Insurance Co., Ltd’ and Asia Trust Co., Ltd the Group is in the process of obtaining information about the facts and circumstances that existed as of the acquisition date, and has not completed the accounting for these business combinations.  Therefore these business combinations were recognized at provisional amounts in the accompanying condensed consolidated financial statements, which may be adjusted in the measurement period pursuant to K-IFRS 1103, Business Combination.  Our review conclusion is not affected by this matter.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 11, 2019, expressed an unqualified opinion.  The accompanying consolidated statement of financial position of the Group as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2019

This report is effective as of August 14, 2019, the review report date.  Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto.  Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2019 and December 31, 2018

(In millions of won)	Note		June 30, 2019 (Unaudited)	December 31, 2018

Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	25,082,154	17,348,626
Financial assets at fair value through profit or loss	4, 8		47,788,413	43,534,766
Derivative assets	4, 9		2,921,969	1,793,613
Securities at fair value through other comprehensive income	4, 10		52,929,856	38,314,170
Securities at amortized cost	4, 10		45,000,958	28,478,136
Loans at amortized cost	4, 11		311,471,604	299,609,472
Property and equipment			3,548,995	3,003,886
Intangible assets			5,585,230	4,320,134
Investments in associates	12		840,469	671,330
Current tax receivable			54,496	45,100
Deferred tax assets			120,309	426,965
Investment property			552,716	474,820
Other assets	4		34,244,029	21,571,918
Assets held for sale			8,898	7,574

Total assets		~~W~~	530,150,096	459,600,510

Liabilities
Deposits	4	~~W~~	280,382,075	265,000,190
Financial liabilities at fair value through profit or loss	4, 13		1,746,694	1,420,306
Financial liabilities designated at fair value through profit or loss	4, 14		8,988,922	8,535,800
Derivative liabilities	4, 9		2,642,265	2,439,892
Borrowings	4		31,950,655	29,818,542
Debt securities issued	4, 15		69,745,463	63,227,699
Liabilities for defined benefit obligations	16		223,542	127,348
Provisions	17		593,233	508,416
Current tax payable			311,613	430,306
Deferred tax liabilities			536,757	22,020
Liabilities under insurance contracts	18		51,354,918	26,218,882
Other liabilities	4,32		40,937,097	25,199,679

Total liabilities			489,413,234	422,949,080

Equity	19
Capital stock			2,732,463	2,645,053
Hybrid bonds			1,731,235	1,531,759
Capital surplus			10,565,353	9,895,488
Capital adjustments			(855,174)	(552,895)
Accumulated other comprehensive loss			(186,978)	(753,220)
Retained earnings			24,072,409	22,959,440
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			38,059,308	35,725,625
Non-controlling interests			2,677,554	925,805
Total equity			40,736,862	36,651,430

Total liabilities and equity		~~W~~	530,150,096	459,600,510

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Note to Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2019 and 2018

(Unaudited)

(In millions of won)			2019		2018
	Note		Three-month period	Six-month period	Three-month period	Six- month period

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,730,424	7,383,388	3,162,024	6,160,714
Financial assets at fair value through profit or loss			208,699	399,050	172,453	334,474
			3,939,123	7,782,438	3,334,477	6,495,188
Interest expense			(1,540,231)	(3,002,039)	(1,212,559)	(2,314,973)
Net interest income	20		2,398,892	4,780,399	2,121,918	4,180,215

Fees and commission income			959,433	1,774,640	848,620	1,653,988
Fees and commission expense			(349,734)	(685,497)	(336,348)	(658,095)
Net fees and commission income	21		609,699	1,089,143	512,272	995,893

Insurance income			1,925,972	3,907,055	1,099,393	2,230,489
Insurance expenses			(1,922,896)	(4,108,905)	(1,215,494)	(2,476,321)
Net insurance income (loss)	18		3,076	(201,850)	(116,101)	(245,832)

Dividend income			27,959	48,120	43,376	61,284
Net gain on financial assets at fair value through profit or loss			257,141	1,061,738	310,864	326,989
Net gain (loss) on financial assets at fair value through profit or loss (overlay approach)	8		(106,549)	(196,929)	(3,232)	47,398
Net loss on financial assets designated at fair value through profit or loss			(101,611)	(667,308)	(94,963)	(41,811)
Net foreign currency transaction gain			142,292	263,417	37,156	97,773
Net gain on disposal of financial asset at fair value through other comprehensive income	10		41,268	60,135	4,790	10,334
Net gain (loss) on disposal of securities at amortized cost	10		15	14	(3)	(6)
Provision for credit loss allowance	22		(291,468)	(548,858)	(174,434)	(353,961)
General and administrative expenses	23		(1,236,340)	(2,404,726)	(1,126,397)	(2,213,418)
Other operating expenses, net			(335,107)	(563,693)	(181,211)	(354,984)

Operating income			1,409,267	2,719,602	1,334,035	2,509,874

Equity method income	12		10,642	29,364	4,464	18,038
Other non-operating loss, net			(5,882)	(12,395)	(29,739)	(25,108)
Profit before income taxes			1,414,027	2,736,571	1,308,760	2,502,804

Income tax expense	25		343,480	700,192	360,704	685,712
Profit for the period		~~W~~	1,070,547	2,036,379	948,056	1,817,092

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2019 and 2018

(Unaudited)

(In millions of won, except earnings per share)			2019		2018
	Note		Three-month period	Six- month period	Three-month period	Six- month period
Other comprehensive income for the period, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	230,868	441,572	29,290	45,047
Gain (loss) on financial asset at fair value through profit or loss (overlay approach)	8		76,003	138,046	2,343	(34,364)
Equity in other comprehensive income (loss) of associates			(58)	1,743	7,889	3,557
Foreign currency translation adjustments for foreign operations			49,516	111,422	45,007	58,762
Net change in unrealized fair value of cash flow hedges			(13,216)	(23,596)	(8,075)	(14,440)
Other comprehensive income (loss) of separate account			5,903	11,582	1,664	(916)
			349,016	680,769	78,118	57,646
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(47,372)	(47,583)	(20,641)	(21,541)
Equity in other comprehensive income (loss) of associates			-	(8)	(7)	18
Valuation gain on financial asset at fair value through other comprehensive income			17,966	33,865	3,600	15,347
Loss on disposal of financial asset at fair value through other comprehensive income			(358)	(2,032)	(252)	(1,991)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(307)	(648)	(28)	(52)
			(30,071)	(16,406)	(17,328)	(8,219)
Total other comprehensive income, net of income tax			318,945	664,363	60,790	49,427

Total comprehensive income for the period		~~W~~	1,389,492	2,700,742	1,008,846	1,866,519

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	996,052	1,914,411	938,017	1,795,566
Non-controlling interests			74,495	121,968	10,039	21,526
		~~W~~	1,070,547	2,036,379	948,056	1,817,092
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,263,036	2,478,621	998,154	1,845,154
Non-controlling interests			126,456	222,121	10,692	21,365
		~~W~~	1,389,492	2,700,742	1,008,846	1,866,519

Earnings per share:	26
Basic and diluted earnings per share in won		~~W~~	2,035	3,950	1,966	3,765

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	1,795,566	1,795,566	21,526	1,817,092
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	57,824	-	57,824	579	58,403
Loss on financial asset at fair value through profit or loss (overlay approach)		-	-	-	-	(34,364)	-	(34,364)	-	(34,364)
Equity in other comprehensive income of associates		-	-	-	-	3,575		3,575	-	3,575
Foreign currency translation adjustments		-	-	-	-	59,180	-	59,180	(418)	58,762
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(14,440)	-	(14,440)	-	(14,440)
Other comprehensive loss of separate account		-	-	-	-	(916)	-	(916)	-	(916)
Remeasurements of defined benefit plans		-	-	-	-	(21,219)	-	(21,219)	(322)	(21,541)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(52)	-	(52)	-	(52)
Total other comprehensive income (loss)		-	-	-	-	49,588	-	49,588	(161)	49,427
Total comprehensive income		-	-	-	-	49,588	1,795,566	1,845,154	21,365	1,866,519

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(10,120)	(10,120)	-	(10,120)
Issuance of hybrid bonds		-	149,633	-	-	-	-	149,633	-	149,633
Change in other capital adjustments		-	-	-	1,149	-	(2,373)	(1,224)	-	(1,224)
Change in other non-controlling interests		-	-	-	-	-	-	-	(189,923)	(189,923)
		-	149,633	-	1,149	-	(700,082)	(549,300)	(189,923)	(739,223)
Reclassification of other comprehensive income (Retained earnings)		-	-	-	-	2,002	(2,002)	-	-	-

Balance at June 30, 2018	~~W~~	2,645,053	573,554	9,887,335	(396,886)	(755,155)	21,633,308	33,587,209	711,684	34,298,893

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	1,914,411	1,914,411	121,968	2,036,379
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	388,350	-	388,350	85,055	473,405
Gain on financial asset at fair value through profit or loss (overlay approach)		-	-	-	-	122,391	-	122,391	15,655	138,046
Equity in other comprehensive income of associates		-	-	-	-	1,735		1,735	-	1,735
Foreign currency translation adjustments		-	-	-	-	110,459	-	110,459	963	111,422
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(21,959)	-	(21,959)	(1,637)	(23,596)
Other comprehensive loss of separate account		-	-	-	-	11,582	-	11,582	-	11,582
Remeasurements of defined benefit plans		-	-	-	-	(47,700)	-	(47,700)	117	(47,583)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(648)	-	(648)	-	(648)
Total other comprehensive income		-	-	-	-	564,210	-	564,210	100,153	664,363
Total comprehensive income		-	-	-	-	564,210	1,914,411	2,478,621	222,121	2,700,742

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(37,092)	(37,092)	-	(37,092)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476	-	199,476
Issuance of convertible preferred shares (Note 19)		87,410	-	660,381	-	-	-	747,791	-	747,791
Acquisition of treasury stock (Note 19)		-	-	-	(179,796)	-	-	(179,796)	-	(179,796)
Change in other capital adjustments		-	-	9,484	(122,483)	-	(9,277)	(122,276)	-	(122,276)
Change in non-controlling interests arising from business combination (Note 31)		-	-	-	-	-	-	-	1,529,628	1,529,628
		87,410	199,476	669,865	(302,279)	-	(799,410)	(144,938)	1,529,628	1,384,690
Reclassification of other comprehensive income (Retained earnings)		-	-	-	-	2,032	(2,032)	-	-	-

Balance at June 30, 2019	~~W~~	2,732,463	1,731,235	10,565,353	(855,174)	(186,978)	24,072,409	38,059,308	2,677,554	40,736,862

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

			Six-month periods ended June 30
(In millions of won)	Note		2019	2018

Cash flows from operating activities
Profit before income taxes		~~W~~	2,736,571	2,502,804
Adjustments for:
Interest income	20		(7,782,438)	(6,495,188)
Interest expense	20		3,002,039	2,314,973
Dividend income			(48,120)	(61,284)
Net fees and commission expense			685,497	85,075
Net insurance loss			1,291,874	1,092,706
Net gain on financial assets at fair value through profit or loss			(642,212)	(1,211)
Net loss (gain) on financial assets at fair value through profit or loss (overlay approach)			196,929	(47,398)
Net foreign currency translation loss			806,224	188,972
Net loss (gain) on financial assets designated at fair value through profit or loss			188,922	(198,461)
Net gain on disposal of financial asset at fair value through other comprehensive income	10		(60,135)	(10,334)
Net loss (gain) on disposal of securities at amortized cost	10		(14)	6
Provision for credit loss allowance	22		548,858	353,961
Employee costs			101,586	110,668
Depreciation and amortization	23		327,383	142,311
Other operating expenses (income)			590,290	(156,391)
Equity method income, net	12		(29,364)	(18,038)
Other non-operating income, net			(361)	(4,027)
			(823,042)	(2,703,660)

Changes in assets and liabilities:
Due from banks at amortized cost			(8,061,660)	1,840,314
Securities at fair value through profit or loss			(1,148,576)	(2,307,232)
Due from banks at fair value through profit or loss			(89,706)	(76,836)
Loans at fair value through profit or loss			267,497	(34,809)
Financial instruments designated at fair value through profit or loss			261,653	84,565
Derivative instruments			(293,661)	276,794
Loans at amortized cost			(7,809,386)	(13,450,539)
Other assets			(9,258,579)	(11,824,280)
Deposits			13,915,341	10,902,257
Liabilities for defined benefit obligations			(65,262)	(1,226)
Provisions			34,663	(25,266)
Other liabilities			9,930,296	8,927,188
			(2,317,380)	(5,689,070)

Income taxes paid			(656,675)	(485,172)
Interest received			7,345,410	6,240,734
Interest paid			(2,705,130)	(2,457,965)
Dividends received			55,323	36,674
Net cash provided by (used in) operating activities		~~W~~	3,635,077	(2,555,655)

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

			Six-month periods ended June 30
(In millions of won)	Note		2019	2018

Cash flows from investing activities
Decrease in financial instruments designated at fair value through profit or loss		~~W~~	1,654	-
Increase in financial instruments designated at fair value through profit or loss			(901)	-
Decrease in financial instruments at fair value through profit or loss			1,896,924	4,689,182
Increase in financial instruments at fair value through profit or loss			(2,507,367)	(5,293,553)
Proceeds from disposal of financial assets at fair value through other comprehensive income			20,110,594	15,019,417
Acquisition of financial assets at fair value through other comprehensive income			(22,584,082)	(14,435,458)
Proceeds from disposal of financial assets at amortized cost			264,358	452,922
Acquisition of financial assets at amortized cost			(7,059,788)	(1,655,040)
Proceeds from disposal of property and equipment			7,063	28,782
Acquisition of property and equipment			(38,465)	(46,601)
Proceeds from disposal of intangible assets			1,817	450
Acquisition of intangible assets			(200,730)	(84,501)
Proceeds from disposal of investments in associates			89,405	69,071
Acquisition of investments in associates			(49,264)	(99,841)
Proceeds from disposal of investment property			-	7,016
Acquisition of investment property			(1,370)	(112,451)
Proceeds from disposal of assets held for sale			80	4,498
Other, net			(10,216)	(6,924)
Proceeds from settlement of hedging derivative financial instruments for financial assets			3,728	62,110
Payment of settlement of hedging derivative financial instruments for financial assets			(92,413)	(6,200)
Acquisition of businesses, net of cash acquired			(2,249,017)	-
Net cash used in investing activities		~~W~~	(12,417,990)	(1,407,121)

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

			Six-month periods ended June 30
(In millions of won)	Note		2019	2018

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	199,476	149,633
Net increase in borrowings			1,971,914	1,499,702
Proceeds from debt securities issued			16,158,209	10,880,467
Repayments of debt securities issued			(10,261,440)	(6,334,726)
Decrease in other liabilities			(13,785)	(93)
Dividends paid			(789,320)	(695,909)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			453,630	6,034
Payment of settlement of hedging derivative financial instruments for debt securities issued			(480,360)	(476)
Increase(decrease) in non-controlling interests			273,701	(189,820)
Acquisition of treasury stock			(175,291)	-
Repayment of lease liabilities			(120,532)	-
Proceeds from issuance of convertible preferred shares			747,791	-
Net cash provided by financing activities			7,963,993	5,314,812

Effect of exchange rate fluctuations on cash and cash equivalents held			(21,470)	(10,062)

Increase (decrease) in cash and cash equivalents			(840,390)	1,341,974

Cash and cash equivalents at beginning of period	28		8,179,756	6,236,650

Cash and cash equivalents at end of period	28	~~W~~	7,339,366	7,578,624

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), a controlling company, was incorporated on September 1, 2001 for the main purposes of controlling managing and funding Shinhan Bank, Shinhan Securities Co,Ltd, Shinhan Capital Co.,Ltd, and Shinhan BNP Asset Management Co,Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2019 and December 31, 2018 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	June 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.(*2)	〃	〃	59.2	-
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank(*3)	〃	〃	75.3	71.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc. .	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.(*4)	〃	〃	60.0	-
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.(*5)	〃	〃	100.0	-
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance(*6)	Vietnam	〃	100.0	-
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

1.  Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Investment Corp.	Shinhan Securities Vietnam Co., Ltd.	Vietnam	June 30	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
〃	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0
Shinhan DS	Shinhan DS Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0

(*1) Immaterial subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund with no substantive operations of their own are excluded.

(*2) The Group entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd., and the effective stake increased to 59.88% due to the acquisition of treasury shares by Orange Life Insurance Co. Ltd. during the six-month period ended June 30, 2019.

(*3) The Group purchased 1,100,000 shares of Jeju Bank from the Group’s largest shareholder, the National Pension Service during the six-month period ended June 30, 2019.

(*4) The Group acquired 60.00% stake in Asia Trust Co., Ltd. during the six-month period ended June 30, 2019.

(*5) The Group established Shinhan AI Co., Ltd. during the six-month period ended June 30, 2019.  The Financial Services Commission’s approval process of inclusion of Shinhan AI Co., Ltd. as a subsidiary of the Group is in progress.

(*6) The Group acquired 100% stake in Vietnam-based Prudential Vietnam Finance Co., Ltd. during the six-month period ended June 30, 2019, and changed the name of corporate to Shinhan Vietnam Finance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 160 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 72 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) Condensed statement of financial position for the Group’s subsidiaries as of June 30, 2019 and December 31, 2018 are as follows:

		2019			2018
		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	31,513,760	8,684,556	22,829,204	30,114,232	8,464,164	21,650,068
Shinhan Bank		377,846,217	352,733,650	25,112,567	348,523,615	324,331,076	24,192,539
Shinhan Card Co., Ltd.		30,581,241	24,678,654	5,902,587	29,429,455	23,427,988	6,001,467
Shinhan Investment Corp.		34,186,490	30,676,056	3,510,434	29,140,427	25,767,858	3,372,569
Shinhan Life Insurance Co., Ltd.		32,898,291	30,891,049	2,007,242	31,823,631	30,078,522	1,745,109
Orange Life Insurance Co., Ltd.		32,659,315	29,425,797	3,233,518	-	-	-
Shinhan Capital Co., Ltd.		6,802,337	6,001,544	800,793	6,116,585	5,368,265	748,320
Jeju Bank		5,977,017	5,490,152	486,865	5,980,941	5,507,949	472,992
Shinhan Credit Information Co., Ltd.		23,869	8,896	14,973	24,377	8,750	15,627
Shinhan Alternative Investment Management Inc.		111,214	99,268	11,946	102,079	92,194	9,885
Shinhan BNP Paribas Asset Management Co., Ltd.		167,016	13,412	153,604	173,964	14,841	159,123
SHC Management Co., Ltd.		9,600	-	9,600	9,755	198	9,557
Shinhan DS		90,684	69,371	21,313	43,095	23,118	19,977
Shinhan Savings Bank		1,494,669	1,321,954	172,715	1,454,290	1,291,012	163,278
Asia Trust Co., Ltd.		152,394	37,938	114,456	-	-	-
Shinhan AITAS Co., Ltd.		68,729	8,127	60,602	65,725	7,367	58,358
Shinhan REITs Management Co., Ltd		40,850	4,077	36,773	36,298	3,496	32,802
Shinhan AI Co., Ltd.		2,546	885	1,661	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Immaterial subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund with no substantive operations of their own are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the six-month periods ended June 30, 2019 and 2018 were as follows:

		2019			2018
		Operating income	Net Income (loss)	Total com-prehensive Income (loss)	Operating income	Net income	Total com-prehensive income
Shinhan Financial Group (Separate)	~~W~~	1,355,593	1,203,267	1,201,798	1,454,914	1,322,944	1,322,986
Shinhan Bank		12,908,819	1,281,998	1,532,059	11,526,800	1,271,907	1,375,057
Shinhan Card Co., Ltd.		1,963,334	270,438	239,983	1,912,556	280,792	263,241
Shinhan Investment Corp.		3,510,065	142,743	158,810	3,534,626	182,749	192,443
Shinhan Life Insurance Co., Ltd.		2,799,522	77,993	263,087	2,921,870	70,031	27,272
Orange Life Insurance Co., Ltd.		2,399,112	147,176	401,412	-	-	-
Shinhan Capital Co., Ltd.		239,732	70,831	68,505	228,737	63,834	62,846
Jeju Bank		118,692	15,029	18,558	108,325	14,706	16,019
Shinhan Credit Information Co., Ltd.		18,980	560	398	18,675	1,427	1,382
Shinhan Alternative Investment Management Inc.		11,854	2,061	2,061	3,320	1,125	1,214
Shinhan BNP Paribas Asset Management Co., Ltd.		40,979	11,519	11,764	39,339	10,114	10,067
SHC Management Co., Ltd.		82	43	43	65	25	25
Shinhan DS		64,169	1,156	1,444	44,944	185	785
Shinhan Savings Bank		53,321	11,221	11,130	44,323	8,075	7,778
Asia Trust Co., Ltd.		16,673	3,797	3,723	-	-	-
Shinhan AITAS Co., Ltd.		24,378	5,332	5,332	21,751	3,676	3,676
Shinhan REITs Management Co., Ltd		3,916	3,974	3,972	1,438	240	231
Shinhan AI Co., Ltd.		-	(308)	(308)	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Immaterial subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund with no substantive operations of their own are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

2. Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements.  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2018.  These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018 except for the important judgement and key sources of estimation uncertainty related to the application of K-IFRS No. 1116 ‘Leases’, which is described in Note 3.

(c) Restatement of prior period’s statement of comprehensive income

Upon the adoption of K-IFRS No.1115, the Group changed its accounting policy for the credit card customer service expenses from the annual reporting period ended December 31, 2018 and recognized the customer service expenses, which had been accounted as fees and commission expenses, as deduction of fees and commission income considering the expenses are rewards to customers.

Therefore, the prior period’s interim statement of comprehensive income presented for comparative purpose has been restated to conform to the 2018 annual financial statement presentation as follows:

Account		Before restatement	Effect of accounting policy change	After restatement

Fee and commission income	~~W~~	2,188,753	(534,765)	1,653,988
Fee and commission expense		(1,192,860)	534,765	(658,095)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

3. Significant accounting policies

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018.  There are other accounting standards that are effective since January 1, 2019, but they do not have a material effect on the consolidated financial statements of the Group.

(a) K-IFRS No. 1116, ‘Leases’

The Group recognized accumulated effect from initial application of K-IFRS No.1116 in retained earnings on January 1, 2019 (initial application date). Accordingly, comparative financial information presented has been applied K-IFRS No.1017 and the related Interpretation as previously reported and has not been restated and the Group assessed the application does not have effect on the retained earnings at January 1, 2019.

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles and the terms of the lease are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for the borrowings.

At the commencement of the lease, the Group recognizes the right-of-use assets and the lease liabilities. The payment of each lease is allocated to the repayment of the liability and financial cost. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial cost. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments not paid as of the beginning of the lease, and the lease payments included in the measurement of the lease liabilities consist of as following payments:

- Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on the index or rate

- Amount expected to be paid by the lessee under the residual value guarantee

- Exercise price of a purchase option if it is reasonably certain that the lessee will exercise the option

- Amount to be paid to terminate a lease if the lease term reflects the lessee’s exercising an option to terminate the lease

If the intrinsic interest rate is easily determined, the lease payments be discounted by the rate, and if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of right-of use assets comprise:

- Amount of the initial measurement or the lease liability

- Lease payments made at or before the commencement date (lease incentives received are deducted)

- Lease initial direct costs incurred by the lessee

- Estimates of the costs incurred by the lessee in dismantling and removing the underlying asset, restoring site on which is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value leases are recognized as current expenses over the lease term using the straight-line method.  A short-term lease is a lease has a lease term of 12 months or less and the low-value lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

3.  Significant accounting policies (continued)

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that give rise to an economic incentive not to exercise the extension option or the termination option. The period over which the extension option is eligible (or the period over which it could be terminated) is included in the lease term only if it is reasonably certain that the lessee exercises the extension option (or not exercised). The Group reassesses whether the Group is reasonably certain to exercise (or not exercise) the extension option when a significant event occurs or changes in circumstances that have affected the lessee's ability to determine the lease term before.

ii) Accounting treatment as the lessor

The Group leases out various tangible assets, including vehicles under operating and finance lease contracts, and the terms of the lease are negotiated individually and include a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

A) Finance lease

In the case of assets held under a finance lease, the Group records it as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the lease execution date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

B) Operating lease

In the case of assets held under an operating lease, the lease payments are recognized as income on straight-line basis, and the lease initial direct costs incurred during negotiation and contract phase of the operating lease are recognized as separate assets, initial direct cost. In addition, depreciation of operating lease assets is treated the same as depreciation of other similar assets owned by the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk.  These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the company level and at the subsidiary level.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis.  In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

•

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing.  The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years or negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognised, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Positive
Benchmark rate	Positive
3-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (“LTV”) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.  The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment.  The exposures of due from banks and loans were classified into government, bank, corporation or, retail based on the exposure classification criteria of BASEL III credit risk weights.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Due from banks and loans at amortized cost (*1)(*2):
Banks	~~W~~	12,203,783	17,935,816
Retail		145,613,444	136,499,558
Government		15,753,911	6,517,215
Corporations		138,631,728	131,795,992
Card receivable		22,083,384	21,592,287
		334,286,250	314,340,868

Due from banks and loans at fair value through profit or loss(*2):
Banks		1,004,333	890,660
Corporations		904,325	1,189,190
		1,908,658	2,079,850

Financial asset at fair value through profit or loss(*3)		44,651,923	40,289,846
Securities at fair value through other comprehensive income		52,221,962	37,677,646
Securities at amortized cost		45,000,958	28,478,136
Derivative assets		2,921,969	1,793,613
Other financial assets(*1)(*4)		24,358,125	16,837,141
Financial guarantee contracts		4,481,649	4,413,874
Loan commitments and other credit liabilities		172,201,690	165,399,937
	~~W~~	682,033,184	611,310,911

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.

(*2) Classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord(Basel III).

(*3) Financial asset at fair value through profit or loss comprise securities at fair value through profit of loss, gold deposits.

(*4) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets

-  Credit loss allowances of financial assets as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	10,851,958	1,238,977	77,338	50,249	-	12,218,522	(14,739)	12,203,783	18,044
Retail		129,617,439	7,187,583	5,490,540	3,378,993	455,307	146,129,862	(516,418)	145,613,444	86,310,634
Government		15,616,267	87,100	56,784	21	-	15,760,172	(6,261)	15,753,911	17,050
Corporations		84,812,886	29,534,548	11,530,717	13,278,371	981,411	140,137,933	(1,506,205)	138,631,728	76,700,341
Card receivable		16,443,168	2,104,972	1,829,785	2,105,769	466,250	22,949,944	(866,560)	22,083,384	8,357
		257,341,718	40,153,180	18,985,164	18,813,403	1,902,968	337,196,433	(2,910,183)	334,286,250	163,054,426
Securities at fair value through other comprehensive income(*2)		43,179,302	8,791,772	-	250,888	-	52,221,962	-	52,221,962	-
Securities at amortized cost		43,891,949	1,097,688	23,116	-	-	45,012,753	(11,795)	45,000,958	-
	~~W~~	344,412,969	50,042,640	19,008,280	19,064,291	1,902,968	434,431,148	(2,921,978)	431,509,170	163,054,426

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

-  Credit loss allowances of financial assets as of June 30, 2019 and December 31, 2018 are as follows (continued):

		2018
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,873,064	980,673	94,866	11,493	-	17,960,096	(24,280)	17,935,816	55,008
Retail		122,318,451	6,122,202	4,991,709	3,103,779	402,975	136,939,116	(439,558)	136,499,558	81,216,489
Government		6,474,219	2,399	45,871	-	-	6,522,489	(5,274)	6,517,215	17,050
Corporations		82,476,923	28,445,914	9,800,260	11,659,375	882,394	133,264,866	(1,468,874)	131,795,992	74,069,579
Card receivable		16,129,536	2,022,525	1,791,147	2,039,390	411,595	22,394,193	(801,906)	21,592,287	7,599
		244,272,193	37,573,713	16,723,853	16,814,037	1,696,964	317,080,760	(2,739,892)	314,340,868	155,365,725
Securities at fair value through other comprehensive income(*2)		30,705,879	6,865,937	-	105,830	-	37,677,646	-	37,677,646	-
Securities at amortized cost		27,661,749	803,174	22,474	-	-	28,487,397	(9,261)	28,478,136	-
	~~W~~	302,639,821	45,242,824	16,746,327	16,919,867	1,696,964	383,245,803	(2,749,153)	380,496,650	155,365,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments and public institutions	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~34,549 million as of June 30, 2019. (~~W~~26,084 million as of December 31, 2018)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iv) Credit risk exposures per credit grade of off-balance items

-  Credit risk exposures per credit grade of off-balance items as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,548,486	1,506,257	-	4,054,743
Life time expected credit loss		233,708	191,927	-	425,635
Impaired		-	-	1,271	1,271
		2,782,194	1,698,184	1,271	4,481,649
Loan commitment and other credit line
12-month expected credit loss		142,079,223	20,136,720	-	162,215,943
Life time expected credit loss		7,414,206	2,554,568	-	9,968,774
Impaired		-	-	16,973	16,973
		149,493,429	22,691,288	16,973	172,201,690
	~~W~~	152,275,623	24,389,472	18,244	176,683,339

		2018
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,137,695	1,975,877	-	4,113,572
Life time expected credit loss		146,236	152,277	-	298,513
Impaired		-	-	1,789	1,789
		2,283,931	2,128,154	1,789	4,413,874
Loan commitment and other credit line
12-month expected credit loss		137,920,323	19,044,745	-	156,965,068
Life time expected credit loss		6,636,365	1,787,965	-	8,424,330
Impaired		-	-	10,539	10,539
		144,556,688	20,832,710	10,539	165,399,937
	~~W~~	146,840,619	22,960,864	12,328	169,813,811

(*1) Grade 1: BBB+ or above per internal credit rating

Grade 2: BBB+ less internal credit rating

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	11,721,735	-	-	-	-	-	482,048	-	12,203,783
Retail		-	-	-	-	-	-	-	145,613,444	145,613,444
Government		15,639,590	-	-	2,794	-	-	111,527	-	15,753,911
Corporations		8,409,535	45,172,218	17,685,287	29,201,553	3,560,505	5,879,252	28,723,378	-	138,631,728
Card receivable		38,872	201,622	172,037	42,964	39,914	21,834	21,449,027	117,114	22,083,384
		35,809,732	45,373,840	17,857,324	29,247,311	3,600,419	5,901,086	50,765,980	145,730,558	334,286,250
Due from banks and loans at FVTPL
Banks		960,362	-	-	-	-	-	43,971	-	1,004,333
Corporations		219,752	541,190	46,501	2,652	4,647	900	88,683	-	904,325
		1,180,114	541,190	46,501	2,652	4,647	900	132,654	-	1,908,658
Securities at fair value through profit or loss		28,221,899	1,191,770	1,011,802	567,645	210,312	56,457	13,392,038	-	44,651,923
Securities at fair value through other comprehensive income		24,216,240	3,097,646	673,884	671,088	981,301	-	22,581,803	-	52,221,962
Securities at amortized cost		9,702,692	60,907	-	1,076,979	938,694	-	33,221,686	-	45,000,958
	~~W~~	99,130,677	50,265,353	19,589,511	31,565,675	5,735,373	5,958,443	120,094,161	145,730,558	478,069,751

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

v) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2019 and December 31, 2018 are as follows:

		2018
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,579,099	2,219	-	300	-	-	354,198	-	17,935,816
Retail		-	-	-	-	-	-	-	136,499,558	136,499,558
Government		6,385,776	-	-	2,795	-	-	128,644	-	6,517,215
Corporations		8,456,599	43,957,565	17,420,532	27,009,286	3,272,406	5,610,146	26,066,753	2,705	131,795,992
Card receivable		36,343	210,324	169,070	43,236	42,209	23,506	20,968,820	98,779	21,592,287
		32,457,817	44,170,108	17,589,602	27,055,617	3,314,615	5,633,652	47,518,415	136,601,042	314,340,868
Due from banks and loans at FVTPL
Banks		870,656	-	-	20,004	-	-	-	-	890,660
Corporations		554,832	213,715	209,631	2,593	1,621	900	205,898	-	1,189,190
		1,425,488	213,715	209,631	22,597	1,621	900	205,898	-	2,079,850
Securities at fair value through profit or loss		25,067,491	1,646,132	1,185,571	342,124	208,455	60,829	11,779,244	-	40,289,846
Securities at fair value through other comprehensive income		22,436,768	1,695,624	302,789	480,979	480,585	-	12,280,901	-	37,677,646
Securities at amortized cost		6,634,975	99,437	-	775,580	595,334	-	20,372,810	-	28,478,136
	~~W~~	88,022,539	47,825,016	19,287,593	28,676,897	4,600,610	5,695,381	92,157,268	136,601,042	422,866,346

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

i) trading position interest rate risk management

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to fluctuations in market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risks within a certain level. To that end, the Group sets and operates the VaR limit, investment limit, position limit, sensitivity limit, and loss limit from portfolio to individual desks. These limits are managed daily by the Risk Management Department independent of Operation Department. Trading position refers to securities, foreign exchange position and derivative financial instruments held for the purpose of short-term trading profit. VaR is the representative method for measuring market risk and is a statistical measure of maximum potential loss that can be caused by changes in market conditions. VaR calculates the market risk amount of the standard method by using TRMS, and Shinhan Bank and Shinhan Investment Corp. use own internal model of market risk calculation system.

The Group conducts stress test to supplement risk measurements by statistical method and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99.9% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Non-trading position interest rate risk management

ii-1) Concept

Interest rate risk refers to the possibility of a loss in net interest income or decrease in net asset value when interest rates fluctuate against the Group’s financial position. Through the interest rate risk management, the interest rate risk fluctuation related to the net interest income and net asset value of the Group are predicted early, and the changes in income that will occur as a result of the rate changes are managed within a tolerable range.

ii-2) Market risk Management Method

Each subsidiary of Shinhan Finance Group manages interest rate risk by separating the Risk Management Organization and Fund Management Department, and has internal regulations on interest rate risk management strategy, process, organization, measurement and core assumptions.

A representative management indicator of interest rate risk is EaR in a profit perspective, and a VaR in an economic value perspective. Interest rate EaR refers to an estimated amount of maximum decrease in net interest income, and interest rate VaR refers to an estimated amount of maximum decrease in net asset value for the next year due to unfavorable changes in interest rate.

Although the sophistication of each subsidiary’s interest rate risk management system is different, the interest rate VaR and EaR are measured using the internal method or BIS standard framework, and the interest rate risk limits are set and monitored based on the interest rate VaR. In addition, the each subsidiary conducts risk analysis monthly on market rate fluctuations and reports to the management and the Group.

In particular, Shinhan Bank measures and manages interest rate risks by using various analysis methods, such as interest rate gap, duration gap, NPV and NII simulation through ALM system. Shinhan Bank sets limit on interest rate VaR, EaR, and interest rate gap ratio by period and monitors monthly.

Because the impact of each subsidiary on the increase or decrease in interest rate is different by portfolio, the Group prepares proactive response by monitoring the financial market and put efforts to hedge or mitigate interest rate risks.

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate.  Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.  Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management.  At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

To manage liquidity risk preemptively and collectively, various liquidity risk indicators such as limit management indicators, early warning indicators and monitoring indicators were measured and managed.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	142,097,269	29,362,708	39,637,096	57,179,792	13,718,537	3,387,097	285,382,499
Financial liabilities at FVTPL		1,730,036	450	1,222	12,140	6,682	-	1,750,530
Borrowings		14,616,126	3,169,727	3,111,364	3,701,399	5,023,584	2,664,914	32,287,114
Debt securities issued		4,888,478	5,127,646	4,825,263	10,567,591	42,830,691	5,967,309	74,206,978
Financial liabilities designated at FVTPL		275,614	355,912	728,407	850,741	5,625,050	1,153,198	8,988,922
Other financial liabilities		26,921,965	92,181	167,592	431,042	558,652	3,673,661	31,845,093
	~~W~~	190,529,488	38,108,624	48,470,944	72,742,705	67,763,196	16,846,179	434,461,136
Off balance(*3):
Finance guarantee contracts	~~W~~	4,481,649	-	-	-	-	-	4,481,649
Loan commitments and other		172,671,722	-	-	-	-	-	172,671,722
	~~W~~	177,153,371	-	-	-	-	-	177,153,371

Derivatives:
Total and net amount	~~W~~	203,075	(9,496)	(3,318)	28,879	(106,062)	9,123	122,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	123,166,403	24,736,962	34,096,334	56,060,670	28,316,319	2,880,197	269,256,885
Financial liabilities at FVTPL		1,402,726	193	53	10,403	10,124	-	1,423,499
Borrowings		13,542,317	2,879,693	2,207,560	2,965,132	5,854,335	2,553,162	30,002,199
Debt securities issued		3,779,407	5,433,266	5,633,286	10,468,221	36,694,200	5,291,240	67,299,620
Financial liabilities designated at FVTPL		332,249	303,996	171,927	1,061,443	5,552,824	1,113,361	8,535,800
Other financial liabilities		19,423,802	22,744	110,883	146,256	432,277	71,318	20,207,280
	~~W~~	161,646,904	33,376,854	42,220,043	70,712,125	76,860,079	11,909,278	396,725,283
Off balance(*3):
Finance guarantee contracts	~~W~~	4,413,874	-	-	-	-	-	4,413,874
Loan commitments and other		166,498,542	-	-	-	-	-	166,498,542
	~~W~~	170,912,416	-	-	-	-	-	170,912,416

Derivatives:
Total and net amount	~~W~~	(451,926)	(5,741)	(26,570)	(6,552)	(37,532)	(10,656)	(538,977)

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~109,994,397 million and ~~W~~106,160,833 million as of June 30, 2019 and December 31, 2018 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(e) Capital risk management

The Group as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies.  “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

As of June 30, 2019 the Group maintains the capital adequacy ratios required by the BIS.

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	65,940	894,421	960,361
Loan receivables at FVTPL		-	456,169	492,127	948,296
Financial assets at FVTPL:
Debt securities and other securities		6,394,397	31,062,681	7,087,606	44,544,684
Equity securities		427,491	255,352	560,183	1,243,026
Gold deposits		92,046	-	-	92,046
Derivatives assets:
Trading		47,144	2,473,152	180,556	2,700,852
Hedging		-	214,286	6,831	221,117
Securities measured at FVOCI:
Debt securities		14,611,640	37,575,165	35,157	52,221,962
Equity securities		170,921	-	536,973	707,894
	~~W~~	21,743,639	72,102,745	9,793,854	103,640,238
Financial liabilities at FVTPL:
Securities sold	~~W~~	1,295,781	-	-	1,295,781
Gold deposits		450,913	-	-	450,913
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	1,827,248	7,161,674	8,988,922
Derivative liabilities
Trading		35,516	2,162,503	111,824	2,309,843
Hedging		-	136,266	196,156	332,422
	~~W~~	1,782,210	4,126,017	7,469,654	13,377,881

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value (continued)

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2019 and December 31, 2018 are as follows (continued) :

		2018
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	57,236	813,420	870,656
Loan receivables at FVTPL		-	891,636	317,558	1,209,194
Financial assets at FVTPL:
Debt securities and other securities		5,084,767	29,552,429	5,497,769	40,134,965
Equity securities		528,113	143,139	493,818	1,165,070
Gold deposits		154,881	-	-	154,881
Derivatives assets:
Trading		62,275	1,548,769	116,277	1,727,321
Hedging		-	61,706	4,586	66,292
Securities measured at FVOCI:
Debt securities		10,532,244	27,095,555	49,846	37,677,645
Equity securities		135,866	-	500,659	636,525
	~~W~~	16,498,146	59,350,470	7,793,933	83,642,549
Financial liabilities at FVTPL:
Securities sold	~~W~~	961,372	-	-	961,372
Gold deposits		458,934	-	-	458,934
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	1,702,063	6,833,737	8,535,800
Derivative liabilities
Trading		116,160	1,444,545	285,965	1,846,670
Hedging		-	232,102	361,120	593,222
	~~W~~	1,536,466	3,378,710	7,480,822	12,395,998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2019 and the year ended December 31, 2018 are as follows:

	2019
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial asset designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period (*1)		344,893	1,431	(632,562)	545,879
Recognized in other comprehensive income for the period		91,872	32,309	-	-
		436,765	33,740	(632,562)	545,879
Purchase		1,322,340	9,963	-	1,692
Issue		-	-	(3,924,246)	29,316
Settlement		(689,885)	(17,042	4,228,871	(172,566)
Replace with another account		-	(5,036)	-	-
Transfer in(*2)		134,661	-	-	1,343
Transfer out(*2)		-	-	-	(34)
Business combination (Note 31)		707,891	-	-	-
Ending balance	~~W~~	9,034,337	572,130	(7,161,674)	(120,593)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2019 and the year ended December 31, 2018 are as follows (continued):

		2018
		Financial asset at fair value through profit or loss	Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	5,831,369	152,091	621,207	(7,273,754)	(250,662)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		359,160	3,390	4,692	10,090	(128,816)
Recognized in other comprehensive income for the year		-	-	29,388	235	-
		359,160	3,390	34,080	10,325	(128,816)
Purchase		2,143,853	-	2,510	-	2,236
Issue		-	-	-	(7,127,670)	-
Settlement		(1,212,202)	(155,481)	(107,292)	7,557,362	(148,987)
Transfer in(*2)		1,370	-	-	-	6
Transfer out(*2)		(985)	-	-	-	-
Ending balance	~~W~~	7,122,565	-	550,505	(6,833,737)	(526,223)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month period ended June 30, 2019 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2019
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net gain on financial assets at fair value through profit or loss	~~W~~	736,579	408,815
Net loss on financial instruments designated at fair value through profit or loss		(632,562)	(177,832)
Net gain on securities at fair value through other comprehensive income		1,431	1,161
Other operating income		154,193	155,272
	~~W~~	259,641	387,416

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2019 and the year ended December 31, 2018 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month period ended June 30, 2018 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows (continued):

		2018
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	55,040	(103,729)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(30,837)	201,398
Net gain on securities at fair value through other comprehensive income		759	-
Provision for credit loss allowance		32	-
Other operating income		10,730	11,120
	~~W~~	35,724	108,789

(*2) The availability of observable market data for the financial instruments has changed, resulting in a shift between levels.  The Group recognizes changes in levels at the end of the reporting period in which events or changes in circumstances that cause shifts between levels occur.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2019 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF(*1),	Debt securities	~~W~~	31,584,790	Discount rate, interest rate, stock price, etc.
	NAV(*2)	Equity securities		255,352	Price of underlying assets
				31,840,142
Derivative assets	Option model,	Trading		2,473,152	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	DCF(*1)	Hedging		214,286
				2,687,438
Securities at fair value through other comprehensive income	DCF(*1),NAV(*2)	Debt securities		37,575,165	Discount rate, growth rate, Price of underlying assets
			~~W~~	72,102,745
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF(*1)	Other	~~W~~	1,827,248	Discount rate
Derivative liabilities	Option model,	Trading		2,162,503	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	DCF(*1)	Hedging		136,266
				2,298,769
			~~W~~	4,126,017

(*1) DCF : Discounted cash flow

(*2) NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2019 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying amount(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss	DCF, Option model(*1)	Debt securities	~~W~~	8,474,154	The volatility of the underlying asset Discount rate	3.00%~38.06% 1.84%~3.34%
	DCF, NAV	Equity securities		560,183	The volatility of the underlying asset Correlations Discount rate	16.00%~21.00% 28.00%~50.00% 5.21%~14.74%
				9,034,337
Derivative assets	Option model(*1)	Equity and foreign exchange related		143,212	The volatility of the underlying asset Correlations	1.75%~58.00% (42.00%)~93.00%
	Option model(*1)	Interest rates related		6,831	The volatility of the underlying asset Regression coefficient Correlations	0.47%~0.69% 1.30%~1.57% 57.58%
	Option model(*1)	Credit and commodity related		37,344	The volatility of the underlying asset Correlations	1.00%~35.00% (27.00%)~93.00%
				187,387
Securities at fair value through other comprehensive income	DCF, NAV	Debt securities and Equity securities		572,130	Discount rate Growth rate	6.06%~16.63% 0.00%~3.00%
			~~W~~	9,793,854

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) Carrying amount is a reasonable approximation of fair value, and valuation techniques and inputs relating to items that have been disclosed at fair value are not disclosed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2019 are as follows (continued):

Type of financial instrument	Valuation technique	Type		Carrying amount(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*1)	Equity related	~~W~~	7,161,674	The volatility of the underlying asset Correlations	1.00%~148.00% (47.00%)~93.00%
Derivative liabilities	Option model(*1)	Equity and foreign exchange related		41,956	The volatility of the underlying asset Correlations	1.75%~148.00% (1.00%)~76.00%
	Option model(*1)	Interest rates related		203,166	The volatility of the underlying asset Regression coefficient Correlations	0.00%~1.00% 1.30%~2.77% 39.02%~90.34%
	Option model(*1)	Credit and commodity related		62,858	The volatility of the underlying asset Correlations	1.00%~110.00% (47.00%)~93.00%
				307,980
			~~W~~	7,469,654

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) Carrying amount is a reasonable approximation of fair value, and valuation techniques and inputs relating to items that have been disclosed at fair value are not disclosed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2019 and December 31, 2018.

		2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	34,857	(23,590)
Derivative assets		42,932	(44,365)
		77,789	(67,955)
Effects on other comprehensive income:
Securities at fair value through other comprehensive income(*2)		38,428	(22,762)
	~~W~~	116,217	(90,717)
Financial liabilities:
Effects on profit or loss(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	104,641	(105,382)
Derivative liabilities		36,656	(45,995)
	~~W~~	141,297	(151,377)

		2018
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss(*1):
Financial asset at fair value through profit or loss	~~W~~	45,760	(20,662)
Derivative assets		28,115	(27,201)
		73,875	(47,863)
Effects on other comprehensive income:
Securities at fair value through other comprehensive income(*2)		23,885	(17,231)
	~~W~~	97,760	(65,094)
Financial liabilities:
Effects on profit or loss for(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	112,212	(131,080)
Derivative liabilities		103,938	(88,348)
	~~W~~	216,150	(219,428)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii) Financial instruments measured at amortized cost

- The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value..
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	22,323,047	22,460,344

Loans measured at amortized cost
Retails		132,994,350	134,411,808
Corporations		150,501,130	150,782,385
Public and other funding loans		3,272,768	3,278,749
Loans between banks		2,618,437	2,626,966
Credit card		22,084,919	22,455,458
		311,471,604	313,555,366
Securities measured at amortized cost
Government bonds		29,856,207	33,539,663
Financial institution bonds		4,631,516	4,780,164
Debentures		10,513,235	11,127,189
		45,000,958	49,447,016
Other financial assets		24,358,125	24,368,085
	~~W~~	403,153,734	409,830,811
Deposit liabilities:
Demand deposits	~~W~~	109,774,502	109,774,502
Time deposits		150,943,196	151,222,170
Certificate of deposit		8,503,530	8,519,467
Issued bill deposit		4,421,872	4,421,661
CMA deposits		4,428,170	4,428,170
Other		2,310,805	2,311,002
		280,382,075	280,676,972
Borrowing debts:
Call-money		1,449,296	1,449,296
Bills sold		16,259	16,227
Bonds sold under repurchase agreements		7,445,877	7,445,877
Borrowings		23,039,223	23,222,371
		31,950,655	32,133,771
Debts:
Debt securities issued in won		60,570,286	61,306,916
Debt securities issued in foreign		9,175,177	9,283,553
		69,745,463	70,590,469
Other financial liabilities		31,919,064	31,655,287
	~~W~~	413,997,257	415,056,499

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2019 and December 31, 2018 are as follows: (continued)

		2018
		Carrying value	Fair value

Deposits measured at amortized cost	~~W~~	14,471,988	14,471,920

Loans measured at amortized cost :
Retails		125,265,676	126,266,820
Corporations		146,302,462	147,420,557
Public and other funding loans		2,868,154	2,891,202
Loans between banks		3,579,169	3,580,576
Credit card		21,594,011	21,930,174
		299,609,472	302,089,329
Securities measured at amortized cost :
Government bonds		18,000,454	18,974,413
Financial institution bonds		2,171,623	2,195,425
Debentures		8,306,059	8,506,853
		28,478,136	29,676,691
Other financial assets		16,837,141	16,859,986
	~~W~~	359,396,737	363,097,926
Deposit liabilities :
Demand deposits	~~W~~	106,160,834	106,160,834
Time deposits		139,644,763	139,580,314
Certificate of deposit		9,247,088	9,298,457
Issued bill deposit		4,087,530	4,087,338
CMA deposits		4,084,709	4,084,709
Other		1,775,266	1,775,276
		265,000,190	264,986,928
Borrowings :
Call-money		1,425,162	1,425,162
Bills sold		14,536	14,506
Bonds sold under repurchase agreements		7,472,459	7,472,459
Borrowings		20,906,385	20,986,518
		29,818,542	29,898,645
Debt securities issued :
Debt securities issued in won		54,769,670	55,240,467
Debt securities issued in foreign currency		8,458,029	8,265,842
		63,227,699	63,506,309
Other financial liabilities		20,545,181	20,233,920
	~~W~~	378,591,612	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total

Deposits measured at amortized cost	~~W~~	3,269,002	18,364,333	827,009	22,460,344

Loans measured at amortized cost :
Retails		-	-	134,411,808	134,411,808
Corporations		-	-	150,782,385	150,782,385
Public and other funding loans		-	-	3,278,749	3,278,749
Loans between banks		100	1,025,510	1,601,356	2,626,966
Credit card		-	-	22,455,458	22,455,458
		100	1,025,510	312,529,756	313,555,366
Securities measured at amortized cost:
Government bonds		20,845,600	12,694,063	-	33,539,663
Financial institution bonds		2,384,636	2,395,528	-	4,780,164
Debentures		-	11,041,242	85,947	11,127,189
		23,230,236	26,130,833	85,947	49,447,016
Other financial assets		2,194,094	15,161,087	7,012,904	24,368,085
	~~W~~	28,693,432	60,681,763	320,455,616	409,830,811
Deposit liabilities:
Demand deposits	~~W~~	1,135,036	108,626,006	13,460	109,774,502
Time deposits		-	-	151,222,170	151,222,170
Certificate of deposit		-	-	8,519,467	8,519,467
Issued bill deposit		-	-	4,421,661	4,421,661
CMA deposits		-	4,428,170	-	4,428,170
Other		1,949,892	-	361,110	2,311,002
		3,084,928	113,054,176	164,537,868	280,676,972
Borrowing:
Call-money		385,000	1,064,296	-	1,449,296
Bills sold		-	-	16,227	16,227
Bonds sold under repurchase agreements		6,266,833	-	1,179,044	7,445,877
Borrowings		-	4,964	23,217,407	23,222,371
		6,651,833	1,069,260	24,412,678	32,133,771
Debt securities issued:
Debt securities issued in won		-	41,384,084	19,922,832	61,306,916
Debt securities issued in foreign currency		-	6,477,316	2,806,237	9,283,553
		-	47,861,400	22,729,069	70,590,469
Other financial liabilities		2,194,467	11,213,473	18,247,347	31,655,287
	~~W~~	11,931,228	173,198,309	229,926,962	415,056,499

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2019 and December 31, 2018 are as follows (continued) :

		2018
		Level 1	Level 2	Level 3	Total

Deposits measured at amortized cost	~~W~~	3,105,588	10,587,086	779,246	14,471,920

Loans measured at amortized cost :
Retails		-	-	126,266,820	126,266,820
Corporations		-	-	147,420,557	147,420,557
Public and other funding loans		-	-	2,891,202	2,891,202
Loans between banks		590	2,498,193	1,081,793	3,580,576
Credit card		-	-	21,930,174	21,930,174
		590	2,498,193	299,590,546	302,089,329
Securities measured at amortized cost:
Government bonds		7,887,135	11,087,278	-	18,974,413
Financial institution bonds		719,925	1,475,500	-	2,195,425
Debentures		-	8,423,809	83,044	8,506,853
		8,607,060	20,986,587	83,044	29,676,691
Other financial assets		74,625	11,606,369	5,178,992	16,859,986
	~~W~~	11,787,863	45,678,235	305,631,828	363,097,926
Deposit liabilities:
Demand deposits	~~W~~	1,136,610	104,998,305	25,919	106,160,834
Time deposits		-	-	139,580,314	139,580,314
Certificate of deposit		-	-	9,298,457	9,298,457
Issued bill deposit		-	-	4,087,338	4,087,338
CMA deposits		-	4,084,709	-	4,084,709
Other		1,665,090	-	110,186	1,775,276
		2,801,700	109,083,014	153,102,214	264,986,928
Borrowing:
Call-money		465,000	960,162	-	1,425,162
Bills sold		-	-	14,506	14,506
Bonds sold under repurchase agreements		5,243,217	-	2,229,242	7,472,459
Borrowings		-	123,874	20,862,644	20,986,518
		5,708,217	1,084,036	23,106,392	29,898,645
Debt securities issued:
Debt securities issued in won		-	36,335,879	18,904,588	55,240,467
Debt securities issued in foreign currency		-	5,558,527	2,707,315	8,265,842
		-	41,894,406	21,611,903	63,506,309
Other financial liabilities		74,638	6,630,725	13,528,557	20,233,920
	~~W~~	8,584,555	158,692,181	211,349,066	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2019 and December 31, 2018 are as follows:

	2019
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	25,082,154	-	25,082,154
Due from banks at fair value through profit or loss		960,361	-	-	-	960,361
Securities at fair value through profit or loss		45,879,756	-	-	-	45,879,756
Derivatives		2,700,852	-	-	221,117	2,921,969
Loans at fair value through profit or loss		948,296	-	-	-	948,296
Loans at amortized cost		-	-	311,471,604	-	311,471,604
Securities at fair value through other comprehensive income		-	52,929,856	-	-	52,929,856
Securities at amortized cost		-	-	45,000,958	-	45,000,958
Other financial assets		-	-	24,358,125	-	24,358,125
	~~W~~	50,489,265	52,929,856	405,912,841	221,117	509,553,079

		2019
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	280,382,075	-	280,382,075
Financial liabilities at fair value through profit or loss		1,746,694	-	-	-	1,746,694
Financial liabilities designated at FVTPL		-	8,988,922	-	-	8,988,922
Derivatives		2,309,843	-	-	332,422	2,642,265
Borrowings		-	-	31,950,655	-	31,950,655
Debt securities issued		-	-	69,745,463	-	69,745,463
Other		-	-	31,919,064	-	31,919,064
	~~W~~	4,056,537	8,988,922	413,997,257	332,422	427,375,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments(continued)

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2019 and December 31, 2018 are as follows (continued):

	2018
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	17,348,626	-	17,348,626
Due from banks at fair value through profit or loss		870,656	-	-	-	870,656
Securities at fair value through profit or loss		41,454,916	-	-	-	41,454,916
Derivatives		1,727,321	-	-	66,292	1,793,613
Loans at fair value through profit or loss		1,209,194	-	-	-	1,209,194
Loans at amortized cost		-	-	299,609,472	-	299,609,472
Securities at fair value through other comprehensive income		-	38,314,170	-	-	38,314,170
Securities at amortized cost		-	-	28,478,136	-	28,478,136
Other financial assets		-	-	16,837,141	-	16,837,141
	~~W~~	45,262,087	38,314,170	362,273,375	66,292	445,915,924

		2018
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	265,000,190	-	265,000,190
Financial liabilities at fair value through profit or loss		1,420,306	-	-	-	1,420,306
Financial liabilities designated at FVTPL		-	8,535,800	-	-	8,535,800
Derivatives		1,846,669	-	-	593,223	2,439,892
Borrowings		-	-	29,818,542	-	29,818,542
Debt securities issued		-	-	63,227,699	-	63,227,699
Other		-	-	20,545,181	-	20,545,181
	~~W~~	3,266,975	8,535,800	378,591,612	593,223	390,987,610

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

5. Change in subsidiaries

(a) Change in consolidated subsidiaries for the six-month periods ended June 30, 2019 are as follows:

	Company	Description
Newly included	Orange Life Insurance Co., Ltd.	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Shinhan Vietnam Finance	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(b) Change in consolidated subsidiaries for the year ended December 31, 2018 are as follows:

	Company	Description
New included	PT Shinhan Asset Management Indonesia	Newly acquired subsidiary
	SHINHAN DS VIETNAM CO, LTD	Newly invested subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of June 30, 2019 are as follows:

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance and Orange Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the six-month periods ended June 30, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	2,954,920	852,568	215,115	817,859	57,659	(117,722)	4,780,399
Net fees and commission income		491,335	210,696	184,055	85,975	119,016	(1,934)	1,089,143
Reversal of (provision for) credit loss allowance		(250,061)	(290,651)	6,388	(3,014)	(8,792)	(2,728)	(548,858)
General and administrative expenses		(1,471,607)	(337,692)	(252,092)	(221,625)	(150,548)	28,838	(2,404,726)
Other income (expense), net		(90,227)	(4,613)	10,494	(353,534)	79,894	161,630	(196,356)
Operating income		1,634,360	430,308	163,960	325,661	97,229	68,084	2,719,602
Equity method income (loss)		(954)	-	15,493	(722)	6,803	8,744	29,364
Income tax expense		392,498	107,956	40,023	97,778	31,007	30,930	700,192
Profit for the period	~~W~~	1,247,383	320,082	142,743	225,168	70,475	30,528	2,036,379
Controlling interest	~~W~~	1,247,231	320,906	142,780	225,168	70,474	(92,148)	1,914,411
Non-controlling interests		152	(824)	(37)	-	1	122,676	121,968

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	2,773,794	776,338	216,175	376,129	38,002	(223)	4,180,215
Net fees and commission income		436,274	192,999	217,874	52,350	97,101	(705)	995,893
Reversal of (provision for) credit loss allowance		(127,064)	(211,691)	(2,026)	(3,675)	(9,457)	(48)	(353,961)
General and administrative expenses		(1,406,160)	(364,238)	(253,067)	(107,188)	(123,928)	41,163	(2,213,418)
Other income (expense), net		(10,556)	84,282	58,030	(223,705)	72,135	(79,041)	(98,855)
Operating income		1,666,288	477,690	236,986	93,911	73,853	(38,854)	2,509,874
Equity method income (loss)		(1,711)	-	11,325	(478)	3,949	4,953	18,038
Income tax expense		431,068	123,972	63,799	26,702	34,363	5,808	685,712
Profit (loss) for the period	~~W~~	1,232,990	334,415	182,749	70,031	42,914	(46,007)	1,817,092
Controlling interest	~~W~~	1,232,869	335,516	182,747	70,031	42,914	(68,511)	1,795,566
Non-controlling interests		121	(1,101)	2	-	-	22,504	21,526

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the six-month periods ended June 30, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers	~~W~~	2,958,219	864,297	211,793	820,524	44,287	(118,721)	4,780,399
Internal transactions		(3,299)	(11,729)	3,322	(2,665)	13,372	999	-
	~~W~~	2,954,920	852,568	215,115	817,859	57,659	(117,722)	4,780,399

(*) The consolidation adjustment amount of net interest income from external customers is from measuring securities and others at fair value when accounting for the business combinations.

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,777,021	785,937	212,898	374,508	29,851	-	4,180,215
Internal transactions		(3,227)	(9,599)	3,277	1,621	8,151	(223)	-
	~~W~~	2,773,794	776,338	216,175	376,129	38,002	(223)	4,180,215

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the six-month periods ended June 30, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	593,036	135,482	189,265	89,889	81,471	-	1,089,143
Internal transactions		(101,701)	75,214	(5,210)	(3,914)	37,545	(1,934)	-
	~~W~~	491,335	210,696	184,055	85,975	119,016	(1,934)	1,089,143

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	442,146	213,814	223,697	55,991	60,245	-	995,893
Internal transactions		(5,872)	(20,815)	(5,823)	(3,641)	36,856	(705)	-
	~~W~~	436,274	192,999	217,874	52,350	97,101	(705)	995,893

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

7. Cash and due from banks at amortized cost

(a) Restricted due from banks as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Deposits denominated in won:
Reserve deposits	~~W~~	9,983,568	2,360,416
Other(*1)		2,212,397	2,182,119
		12,195,965	4,542,535

Deposits denominated in foreign currency		2,467,936	1,632,971
	~~W~~	14,663,901	6,175,506

(*1) Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Debt instruments:
Governments	~~W~~	3,259,396	2,765,054
Financial institutions		11,239,622	9,415,470
Corporations		7,453,941	6,664,839
Stocks with put option		437,561	381,844
Equity investment with put option		1,279,732	1,080,723
Beneficiary certificates		9,728,580	9,062,004
Commercial papers		5,041,475	5,535,397
CMA(*1)		3,577,855	3,001,831
Others(*2)		2,541,715	2,227,802
		44,559,877	40,134,964

Equity instruments:
Stocks		1,114,444	1,050,097
Equity investment		2,657	4,908
Others		110,732	110,066
		1,227,833	1,165,071
		45,787,710	41,300,035
Other:
Loans at fair value		948,296	1,209,194
Due from banks at fair value		960,361	870,656
Gold deposits		92,046	154,881
	~~W~~	47,788,413	43,534,766

(*1) CMA: Cash management account deposits

(*2) Restricted reserve for claims of customers’ deposits (trusts) as of June 30, 2019 are ~~W~~971,662 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of June 30, 2019 and December 31, 2018 are as follows.

		2019	2018

Due from banks at fair value through profit or loss	~~W~~	960,361	870,656
Securities at fair value through profit or loss		4,981,049	3,160,525
	~~W~~	5,941,410	4,031,181

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS 1039; and it is not held in respect of an activity that is unrelated to contracts within the scope of K-IFRS 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the six-month period ended June 30, 2019 and 2018 are as follows:

		2019
		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	143,646	(64,211)	207,857	(74,586)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		6,752	17,680	(10,928)	2,908
	~~W~~	150,398	(46,531)	196,929	(71,678)

		2018
		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(46,251)	(97)	(46,154)	12,692
Net gain (loss) on disposal of financial assets at fair value through profit or loss		5,524	6,768	(1,244)	342
	~~W~~	(40,727)	6,671	(47,398)	13,034

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	150,751,029	139,804,552
Currency swaps		37,876,147	31,794,900
Currency options		2,608,559	1,939,939
		191,235,735	173,539,391
Exchange traded:
Currency futures		1,181,640	436,714
		192,417,375	173,976,105
Interest rates related:
Over the counter:
Interest rate swaps		34,922,713	31,228,489
Interest rate options		334,000	294,000
		35,256,713	31,522,489
Exchange traded:
Interest rate futures		2,974,302	1,739,697
Interest rate swaps(*)		58,351,340	56,862,374
		61,325,642	58,602,071
		96,582,355	90,124,560
Credit related:
Over the counter:
Credit swaps		3,877,794	3,094,077

Equity related:
Over the counter:
Equity swaps and forwards		5,006,361	5,149,967
Equity options		939,280	645,709
		5,945,641	5,795,676
Exchange traded:
Equity futures		1,032,628	630,409
Equity options		2,329,279	2,708,557
		3,361,907	3,338,966
		9,307,548	9,134,642
Commodity related:
Over the counter:
Commodity swaps and forwards		1,071,480	1,062,588
Commodity options		4,780	4,780
		1,076,260	1,067,368
Exchange traded:
Commodity futures and options		208,304	245,751
		1,284,564	1,313,119
Hedge:
Currency forwards		1,818,524	1,522,306
Currency swaps		4,771,334	4,143,828
Interest rate swaps		10,628,698	10,147,731
		17,218,556	15,813,865

	~~W~~	320,688,192	293,456,368

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of June 30, 2019 and December 31, 2018 are as follows:

		2019		2018
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,595,625	1,371,240	912,795	870,984
Currency swaps		535,642	525,983	393,702	372,725
Currency options		13,907	16,174	7,637	12,273
		2,145,174	1,913,397	1,314,134	1,255,982
Exchange traded:
Currency futures		62	-	11	-
		2,145,236	1,913,397	1,314,145	1,255,982
Interest rates related:
Over the counter:
Interest rate swaps		305,885	219,728	251,251	172,019
Interest rate options		862	6,307	-	5,347
		306,747	226,035	251,251	177,366
Exchange traded:
Interest rate futures		924	1,490	412	1,569
		307,671	227,525	251,663	178,935
Credit related:
Over the counter:
Credit swaps		41,002	36,083	37,951	14,916

Equity related:
Over the counter:
Equity swap and forwards		108,357	37,996	51,869	205,709
Equity options		34,605	5,392	2,265	2,352
		142,962	43,388	54,134	208,061
Exchange traded:
Equity futures		9,127	1,955	15,937	778
Equity options		32,416	29,687	37,690	109,795
		41,543	31,642	53,627	110,573
		184,505	75,030	107,761	318,634
Commodity related:
Over the counter:
Commodity swaps and forwards		17,794	55,393	7,548	74,158
Commodity options		30	31	27	29
		17,824	55,424	7,575	74,187
Exchange traded:
Commodity futures and options		4,614	2,384	8,226	4,016
	~~W~~	22,438	57,808	15,801	78,203

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

9.  Derivatives (continued)

(b) Fair values of derivative instruments as of June 30, 2019 and December 31, 2018 are as follows (continued):

		2019		2018
		Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	8,586	42,037	9,185	30,497
Currency swaps		63,567	47,361	21,976	79,492
Interest rate swaps		148,964	243,024	35,131	483,233
		221,117	332,422	66,292	593,222

	~~W~~	2,921,969	2,642,265	1,793,613	2,439,892

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Six-month period	Three-month period	Six-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	69,927	73,331	(128,376)	(80,948)
Currency swaps		30,714	41,856	78,917	77,755
Currency options		3,477	6,035	6,418	7,911
		104,118	121,222	(43,041)	4,718
Exchange traded:
Currency futures		30	62	1,020	1,832
Currency options		(358)	(358)	-	-
		(328)	(296)	1,020	1,832
		103,790	120,926	(42,021)	6,550
Interest rates related:
Over the counter:
Interest rate swaps		(30,920)	(2,992)	25,788	48,507
Interest rate options		(1,395)	(1,805)	592	(320)
		(32,315)	(4,797)	26,380	48,187
Exchange traded:
Interest rate futures		2,980	(128)	(299)	(1,791)
		(29,335)	(4,925)	26,081	46,396
Credit related:
Over the counter:
Credit swaps		(19,454)	(25,421)	(50,065)	(56,641)
Equity related:
Over the counter:
Equity swap and forwards		(133,690)	80,962	(73,459)	(130,166)
Equity options		804	(177)	(1,528)	(878)
		(132,886)	80,785	(74,987)	(131,044)
Exchange traded:
Equity futures		2,021	(6,830)	2,238	1,593
Equity options		(11,046)	52,694	357	(5,517)
		(9,025)	45,864	2,595	(3,924)
		(141,911)	126,649	(72,392)	(134,968)
Commodity related:
Over the counter:
Commodity swaps and forwards		(14,294)	1,789	(38,252)	(75,707)
Commodity options		8	16	15	16
		(14,286)	1,805	(38,237)	(75,691)
Exchange traded:
Commodity futures		3,813	2,230	(392)	(1,150)
		(10,473)	4,035	(38,629)	(76,841)
Hedge:		162,118	338,666	44,244	(39,177)
	~~W~~	64,735	559,930	(132,782)	(254,681)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

9.  Derivatives (continued)

(d) Nominal values and average hedge ratio for derivatives as of June 30, 2019 are as follows:

	2019
	Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	765,648	166,812	1,264,884	641,053	780,867	7,009,434	10,628,698
Average hedge ratio:	100%	100%	100%	100%	100%	100%	100%
Exchange risk:
Nominal values:	3,530,618	1,785,610	1,076,405	757,501	334,683	348,640	7,833,457
Average hedge ratio:	100%	100%	100%	100%	100%	100%	100%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Securities at fair value through other comprehensive income
Debt instruments:
Governments	~~W~~	16,618,611	8,975,391
Financial institutions		17,494,099	17,341,330
Corporations and others		18,109,252	11,360,924
		52,221,962	37,677,645
Equity instruments(*):
Stocks		702,483	630,010
Equity investments		5,411	6,515
		707,894	636,525
		52,929,856	38,314,170
Securities at amortized cost
Debt instruments:
Governments		29,856,207	18,000,454
Financial institutions		4,631,516	2,171,623
Corporations and others		10,513,235	8,306,059
		45,000,958	28,478,136
	~~W~~	97,930,814	66,792,306

(*) The equity securities were designated as measured at fair value through other comprehensive income for the strategic purpose of holding the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the six-month periods ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12 month expected credit loss		30,087	(30,087)	-	-	-	-
Transfer to life time expected credit loss		(77,169)	77,169	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		22,542,408	41,674	22,584,082	7,059,788	-	7,059,788
Disposal		(7,756,193)	(2,452)	(7,758,645)	-	-	-
Repayment		(12,252,234)	-	(12,252,234)	(2,202,177)	-	(2,202,177)
Others(*)		959,569	58,753	1,018,322	393,106	641	393,747
Business combination (Note 31)		10,952,792	-	10,952,792	11,273,999	-	11,273,999
Ending balance	~~W~~	51,971,074	250,888	52,221,962	44,989,637	23,116	45,012,753

(*) Included foreign exchange movements and amortization of fair value adjustments due to business combinations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the six-month periods ended June 30, 2019 and for the year ended December 31, 2018 are as follows (continued) :

		2018
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(26,187)	26,187	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		26,938,512	98,778	27,037,290	5,836,342	-	5,836,342
Disposal		(7,182,343)	(18,687)	(7,201,030)	-	-	-
Repayment		(19,338,938)	-	(19,338,938)	(1,607,467)	(3)	(1,607,470)
Others(*)		538,842	(16,326)	522,516	(167,377)	1,034	(166,343)
Ending balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396

(*) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows :

		2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12 month expected credit loss		29	(29)	-	-	-	-
Transfer to life time expected credit loss		(69)	69	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		13,672	(3,640)	10,032	2,422	(2)	2,420
Disposal		(2,919)	(218)	(3,137)	-	-	-
Others(*1)		(2,850)	4,420	1,570	115	-	115
Ending allowance	~~W~~	33,585	964	34,549	11,780	15	11,795

(*1) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows (continued) :

		2018
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(234)	234	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		15,286	(3,220)	12,066	4,615	(2,215)	2,400
Disposal		(5,251)	(229)	(5,480)	-	-	-
Others(*1)		(1,117)	1,639	522	(1,699)	-	(1,699)
Ending allowance	~~W~~	25,722	362	26,084	9,243	17	9,260

(*1) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019
		Three-month period	Six-month period
Gain on disposal of securities at fair value	~~W~~	41,522	62,337
Loss on disposal of securities at fair value		(254)	(2,202)
Gain on disposal of securities at amortized cost(*)		16	16
Loss on disposal of securities at amortized cost(*)		(1)	(2)
	~~W~~	41,283	60,149

		2018
		Three-month period	Six-month period
Gain on disposal of securities at fair value	~~W~~	5,889	13,423
Loss on disposal of securities at fair value		(1,099)	(3,089)
Loss on disposal of securities at amortized cost(*)		(3)	(6)
	~~W~~	4,787	10,328

(*) The disposal of securities at amortized cost was due to the exercise of the redemption option of the issuer.

(e) Income or loss on equity securities at fair value through other comprehensive income.

The Group recognizes dividends amounting to ~~W~~11,382 and ~~W~~10,509 million related to equity securities at fair value through other comprehensive income for the six-month period ended June 30, 2019 and 2018, respectively.

In addition, the disposition of equity securities at fair value through other comprehensive income for the six-month periods ended June 30, 2019 and 2018 are as follows:

		2019	2018

Fair value at the date of disposal	~~W~~	3,703	2,555
Cumulative net profit at the time of disposal		(5,486)	(3,092)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost

(a) Loans at amortized cost as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018

Household loans	~~W~~	128,407,073	120,832,081
Corporate loans		156,622,917	152,164,476
Public and other		3,190,509	2,831,026
Loans to banks		2,632,575	3,585,563
Card receivables		23,004,760	22,447,614
		313,857,834	301,860,760
Discount		(23,944)	(23,588)
Deferred loan origination costs or fees		534,343	497,368
		314,368,233	302,334,540
Allowance for credit losses		(2,896,629)	(2,725,068)

	~~W~~	311,471,604	299,609,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698
Transfer to 12 month expected credit loss		6,195,157	(6,172,087)	(23,070)	10,383	(10,346)	(37)	-
Transfer to life time expected credit loss		(17,934,770)	17,955,137	(20,367)	(58,856)	58,880	(24)	-
Transfer to impaired financial asset		(1,374,639)	(217,218)	1,591,857	(3,936)	(1,452)	5,388	-
Origination		81,732,449	412,378	50,409	24,397,796	33,595	12,409	106,639,036
Collection		(65,501,765)	(7,337,677)	(836,560)	(10,290,344)	(47,169)	(5,139)	(84,018,654)
Charge off		-	-	(388,164)	-	-	(11,522)	(399,686)
Disposal(*2)		(114,055)	(6,816)	(192,412)	(182,212)	-	-	(495,495)
Others (*3)		1,259,933	47,285	(8,984)	280,255	69	-	1,578,558
Business combination (Note31)		2,859,442	24,932	33,297	1,416,216	1,497	10,826	4,346,210
Ending balance(*4)	~~W~~	274,720,731	37,744,531	1,902,970	47,077,996	134,535	43,904	361,624,667

(*1) Included allowance for due from banks and other assets

(*2) Includes the disposal amounts of financial instruments acquired for the purpose of collecting principal and interest for credit concentration risk management of non-current assets.  Due to the disposal, the Group recognized ~~W~~13,317 million of gain on disposal.

(*3) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*4) Uncollected principal and interest (~~W~~9,971,092 million) has been written off from loans, and not included at the ending balance; however, the collection is in process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows (continued):

		2018
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	245,310,809	30,030,619	1,784,601	31,599,203	456,538	23,243	309,205,013
Transfer to 12 month expected credit loss		7,532,588	(7,527,159)	(5,429)	28,028	(28,024)	(4)	-
Transfer to life time expected credit loss		(20,879,174)	20,943,897	(64,723)	(51,596)	51,607	(11)	-
Transfer to impaired financial asset		(1,948,419)	(185,166)	2,133,585	(22,162)	(2,986)	25,148	-
Origination		130,894,396	529,735	315,389	30,085,141	27,251	21,930	161,873,842
Collection		(93,938,952)	(10,682,116)	(1,008,819)	(30,207,574)	(410,559)	(4,236)	(136,252,256)
Charge off		-	-	(851,397)	-	-	(20,984)	(872,381)
Disposal		(121,915)	(19,056)	(582,491)	-	(495)	(13,083)	(737,040)
Others (*2)		749,646	(52,157)	(23,752)	77,654	6,129	-	757,520
Ending balance(*3)	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) Uncollected principal and interest (~~W~~9,597,389 million) has been written off from loans, and not included at the ending balance; however, the collection is in process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other assets for the six month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689
Transfer to 12 month expected credit loss		93,363	(77,176)	(16,187)	307	(296)	(11)	-
Transfer to life time expected credit loss		(62,995)	69,072	(6,077)	(241)	251	(10)	-
Transfer to impaired financial asset		(4,131)	(34,852)	38,983	(138)	(418)	556	-
Provided (reversed)		(25,790)	217,705	305,739	(3,520)	3,484	12,189	509,807
Charge off		-	-	(388,164)	-	-	(11,522)	(399,686)
Discount		-	-	(11,936)	-	-	-	(11,936)
Disposal		(6)	(483)	(25,233)	-	-		(25,722)
Collection		-	-	146,600	-	-	685	147,285
Others (*2)		(1,792)	(98,963)	10,082	126	(4)	444	(90,107)
Business combination (Note 31)		15,678	3,732	24,392	921	185	9,054	53,962
Ending balance	~~W~~	745,327	1,106,957	1,044,345	37,382	10,132	36,149	2,980,292

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other assets for the six month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows (continued) :

		2018
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	730,613	1,088,259	1,053,114	39,048	7,666	20,166	2,938,866
Transfer to 12 month expected credit loss		115,780	(114,614)	(1,166)	581	(578)	(3)	-
Transfer to life time expected credit loss		(61,415)	103,502	(42,087)	(212)	222	(10)	-
Transfer to impaired financial asset		(2,509)	(40,729)	43,238	(94)	(2,209)	2,303	-
Provided (reversed)		23,662	159,565	521,288	(1,998)	1,775	24,293	728,585
Charge off		-	-	(851,397)	-	-	(20,984)	(872,381)
Discount		-	-	(20,778)	-	-	-	(20,778)
Disposal		(636)	(374)	(59,567)	-	(7)	(2,736)	(63,320)
Collection		-	-	311,280	-	-	1,815	313,095
Others (*2)		(74,495)	(167,687)	12,221	2,602	61	(80)	(227,378)
Ending balance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates

(a) Investments in associates as of June 30, 2019 and December 31, 2018 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2019	2018
BNP Paribas Cardif Life Insurance(*1),(*3)	Korea	March 31	14.99	14.99
Songrim Partners.(*1),(*4)	“	December 31	35.34	35.34
Daewontos Co., Ltd.(*1),(*4)	“	“	36.33	36.33
Neoplux Technology Valuation Investment Fund(*1)	“	March 31	33.33	33.33
Partners 4th Growth Investment Fund(*1)	“	“	25.00	25.00
KTB Newlake Global Healthcare PEF(*1)		“	30.00	30.00
JAEYANG INDUSTRY(*1),(*4)	“	“	25.90	25.90
Daekwang Semiconductor Co., Ltd. (*1),(*4)	“	December 31	20.94	20.94
Lodestone 1st Private Equity Fund	“	June 30	26.06	26.06
Shinhan-Neoplux Energy Newbiz Fund(*1)	“	March 31	23.33	23.33
Shinhan-Albatross tech investment Fund	“	June 30	50.00	50.00
KCLAVIS Meister Fund No.17	“	“	26.09	26.09
Plutus-SG Private Equity Fund	“	“	26.67	26.67
SG ARGES Private Equity Fund No.1	“	“	24.06	24.06
Eum Private Equity Fund No.3	“	“	20.76	20.76
KTB Confidence Private Placement	“	“	31.43	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	“	“	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	“	“	20.16	20.16
VOGO Debt Strategy Qualified INV Private R/E INV TR 4	“	“	20.00	20.00
Platform Partners brick save Private Investment trust(*7)	“	-	-	98.77
ShinHan – Soo Young Entrepreneur Investment Fund No.1	“	June 30	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund	“	“	47.62	47.62
Shinhan Praxis K-Growth Global Private Equity Fund(*5)	“	“	18.87	18.87
Credian Healthcare Private Equity Fund II	“	“	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	“	“	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	“	“	21.28	21.28
Brain Professional Private Trust No.4	“	“	27.50	27.50
Hanhwa US Equity Strategy Private Real Estate Fund No.1	“	“	44.99	44.84
Brain KS Qualified Privately Placed Fund No.6(*7)	“	-	-	50.00
Shinhan Global Healthcare Fund 1(*5)	“	June 30	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	“	“	33.33	33.33
IBK AONE convertable 1	“	“	47.25	47.25
Rico synergy collabo Multi-Mezzanine 3(*8)	“	“	50.03	50.03
KB NA Hickory Private Speical Asset Fund	“	“	37.50	37.50
GB Professional Private Investment Trust 6(*7)	“	-	-	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	“	June 30	44.02	44.02

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(a) Investments in associates as of June 30, 2019 and December 31, 2018 are as follows(continued):

Investees	Country	Reporting date	Ownership (%)
			2019	2018
SHBNPP Private Korea Equity Long-Short Professional Feeder	Korea	June 30	23.60	21.52
Shinhan-Stonebridge Petro PEF(*5)	“	“	1.82	1.82
BNP Paribas Cardif General Insurance(*1),(*2)	“	March 31	10.00	10.00
Axis Global Growth New Technology Investment Association	“	June 30	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	“	“	28.57	28.57
Hermes Private Investment Equity Fund	“	“	29.17	29.17
SHC ULMUS Fund No.1	“	“	29.41	29.41
Shinhan AIM FoF Fund 1a	“	“	25.00	24.91
Daishin Heim Qualified Investor Private Investment Trust No.1808	“	“	34.48	34.48
Heungkuk High Class Professional Trust Private Fund 37(*7)	“	-	-	50.00
IGIS Global Credit Fund 150-1	“	June 30	25.00	25.11
GX Shinhan Intervest 1st Private Equity Fund	“	“	25.27	25.27
Soo Commerce Platform Growth Fund	“	“	24.62	24.62
Partner One Value up I Private Equity Fund	“	“	27.91	27.91
Genesis No.1 Private Equity Fund	“	“	22.80	22.80
GMB ICT New Technology Investment Fund	“	“	26.75	26.75
Soo Delivery Platform Growth Fund	“	“	30.00	30.00
Genesis North America Power Company No.1 PEF	“	“	39.92	39.92
Hyungje art printing(*1), (*4)	“	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	“	June 30	23.33	23.33
Shinhan-Rhinos 1 Fund	“	“	22.48	-
Pacific Private Investment Trust No.20	“	“	21.74	-
Susung Mezzanine project P1 Private Investment Trust	“	“	41.04	-
Korea Finance Security (*1), (*3)	“	March 31	14.91	-
AIP Transportation Specialized Privately Placed Fund Trust #1	“	June 30	35.73	-
Lime Neptune Professional Private 6	“	“	50.00	-
E&Healthcare Investment Fund No.6	“	“	20.37	-
One Shinhan Global Fund 1(*5)	“	“	19.98	-
Daishin-K&T New Technology Investment Fund	“	“	31.25	-
Midas Asset Global CRE Debt Private Fund No.6	“	“	20.05	-
Richmond Private Investment Trust No.82(*6)	“	“	60.00	-
Tiger Alternative Real Estate Professional Private5	“	“	48.71	-
Samchully Midstream Private Placement Special Asset Fund 5-4	“	“	42.92	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	“	“	20.00	-
AUCTUS FITRIN Corporate Recovery Private Equity Fund	“	“	21.43	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(a) Investments in associates as of June 30, 2019 and December 31, 2018 are as follows(continued):

(*1) The latest financial statements were used for the equity method since the financial statements as of June 30, 2019 were not available. Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

(*3) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*4) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments; as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from associates due to disposal of all ownership interest or disposal of partial interest (loss of significant influence).

(*8) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2019 for the year ended December 31, 2018 were as follows:

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(375)	(30)	2,107	-	51,518
Daewontos Co., Ltd.(*1)		-	-	-	-	-	-
Songrim Partners.(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		18,738	(1,662)	(571)	-	-	16,505
Partners 4th Growth Investment Fund		16,612	-	(159)	-	-	16,453
JAEYANG INDUSTRY(*1)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		9,885	-	(139)	-	-	9,746
Daekwang Semiconductor Co., Ltd		3,334	-	(229)	-	-	3,105
Lodestone 1st Private Equity Fund		2,753	(51)	351	-	-	3,053
Shinhan-Neoplux Energy Newbiz Fund		3,974	2,800	(148)	-	-	6,626
Shinhan-Albatross tech investment Fund		8,908	-	323	(306)	-	8,925
KCLAVIS Meister Fund No.17		3,083	(1,801)	(87)	-	-	1,195
Plutus-SG Private Equity Fund		4,252	(66)	53	-	-	4,239
SG ARGES Private Equity Fund No.1		4,341	(45)	39	-	-	4,335
Eum Private Equity Fund No.3		4,889	(253)	290	-	-	4,926
KTB Confidence Private Placement		5,302	(215)	418	-	-	5,505
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(750)	52	-	-	4,734
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	(131)	129	-	-	8,427
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		4,831	3,725	450	-	-	9,006
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	-	-	-
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	864	(81)	-	-	3,337
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(1,940)	(569)	-	-	7,640
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	1,814	-	-	9,596
Credian Healthcare Private Equity Fund II		4,553	(2,448)	274	-	-	2,379
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(55)	105	-	-	10,469
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,544	(640)	815	-	-	20,719
Brain Professional Private Trust No.4		5,244	(3,383)	(69)	-	-	1,792
Hanhwa US Equity Strategy Private Real Estate Fund No.1		26,232	(107)	1,363	-	-	27,488

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2019 for the year ended December 31, 2018 were as follows (continued):

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Brain KS Qualified Privately Placed Fund No.6	~~W~~	5,097	(5,041)	(56)	-	-	-
Shinhan Global Healthcare Fund 1		3,285	-	81	-	-	3,366
JB Power TL Investment Type Private Placement Special Asset Fund 7		17,484	(1,498)	490	-	-	16,476
IBK AONE convertable 1		5,906	-	261	-	-	6,167
Rico synergy collabo Multi-Mezzanine 3		5,290	-	210	-	-	5,500
KB NA Hickory Private Speical Asset Fund		34,360	(885)	1,330	-	-	34,805
GB Professional Private Investment Trust 6		8,588	(8,588)	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(863)	1,567	-	-	19,320
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(373)	(155)	-	-	13,842
Shinhan-Stonebridge Petro PEF		18,681	(3,544)	4,607	-	-	19,744
BNP Paribas Cardif General Insurance		3,423	-	(722)	(20)	-	2,681
Axis Global Growth New Technology Investment Association		4,875	-	(39)	-	-	4,836
Polaris No7 Start up and Venture Private Equity Fund		4,338	(1,400)	223	-	-	3,161
Hermes Private Investment Equity Fund		7,065	-	(319)	-	-	6,746
SHC ULMUS Fund No.1		2,890	-	303	-	-	3,193
Shinhan AIM FoF Fund 1a		4,351	1,857	163	-	-	6,371
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(298)	347	-	-	10,175
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	-	-	-
IGIS Global Credit Fund 150-1		8,896	(319)	548	-	-	9,125
GX SHINHAN INTERVEST 1st Private Equity Fund		31,831	-	(2,772)	-	-	29,059
Soo Commerce Platform Growth Fund		6,378	-	(25)	-	-	6,353
Partner One Value up I Private Equity Fund		11,939	-	(22)	-	-	11,917
Genesis No.1 Private Equity Fund		45,758	211	(101)	-	-	45,868
GMB ICT New Technology Investment Fund		7,934	-	(40)	-	-	7,894
Soo Delivery Platform Growth Fund		8,983	-	98	-	-	9,081
Genesis North America Power Company No.1 PEF		20,824	-	454	-	-	21,278
Hyungje art printing(*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		6,204	9,387	(139)	-	-	15,452
Shinhan-Rhinos 1 Fund		-	3,000	198	-	-	3,198
Pacific Private Investment Trust No.20		-	4,463	127	-	-	4,590
Susung Mezzanine project P1 Private Investment Trust		-	4,000	27	-	-	4,027
KOREA FINANCE SECURITY		-	3,448	(8)	-	-	3,440

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2019 for the year ended December 31, 2018 were as follows (continued):

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
AIP Transportation Specialized Privately Placed Fund Trust #1		-	31,136	693	-	-	31,829
LIME NEPTUNE PROFESSIONALE PRIVATE 6		-	5,000	(106)	-	-	4,894
E&Healthcare Investment Fund No.6		-	5,000	2	-	-	5,002
One Shinhan Global Fund 1		-	4,520	-	-	-	4,520
Daishin-K&T New Technology Investment Fund		-	7,000	-	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		-	22,649	(239)	-	-	22,410
Richmond Private Investment Trust No.82		-	15,000	186	-	-	15,186
Tiger Alternative Real Estate Professional Private5		-	19,876	(683)	-	-	19,193
Samchully Midstream Private Placement Special Asset Fund 5-4		-	30,379	462	-	-	30,841
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	36,612	722	-	-	37,334
AUCTUS FITRIN Corporate Recovery Private Equity Fund		-	14,325	(4)	-	-	14,321
Others		85,479	(24,080)	17,157	-	-	78,556
	~~W~~	671,330	137,994	29,364	1,781	-	840,469

(*1) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2019 for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	783	(1,540)	-	49,816
Daewontos Co., Ltd.(*1)		-	-	-	-	-	-
Songrim Partners.(*1)		48	-	(48)	-		-
Neoplux Technology Valuation Investment Fund		13,470	6,000	(242)	(490)	-	18,738
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	-	-
Partners 4th Growth Investment Fund		13,390	2,597	625	-	-	16,612
JAEYANG INDUSTRY(*1)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		2,653	7,470	(238)	-	-	9,885
Daekwang Semiconductor Co., Ltd		3,824	-	(490)	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		1,400	2,800	(226)	-	-	3,974
Shinhan-Albatross Tech Investment Fund		2,672	6,000	(70)	306	-	8,908
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	-	-	-
KCLAVIS Meister Fund No.17		3,039	-	44	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		3,963	(3,102)	566	-	-	1,427
Plutus-SG Private Equity Fund		4,251	(132)	133	-	-	4,252
SG ARGES Private Equity Fund No.1		6,422	(2,295)	214	-	-	4,341
OST Progress- 2 Fund		4,895	(4,895)	-	-	-	-
Eum Private Equity Fund No.3		4,925	(277)	241	-	-	4,889
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(10,286)	2,185	-	-	-
KTB Confidence Private Placement		6,403	(389)	387	(1,099)	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(1,518)	193	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(305)	347	-	-	8,429
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	-	-	-
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	3,060	133	-	-	4,831
Platform Partners Brick Save Private Investment Trust		8,069	(496)	547	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	5,000	150	-	-	10,149
The Asia Pacific Capital Fund II L.P.		7,307	(3,004)	(656)	2,602	(5,849)	400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2019 for the year ended December 31, 2018 were as follows (continued):

	2018
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Praxis K-Growth Global Private Equity Fund	18,954	(7,473)	5,046	-	-	16,527
Credian Healthcare Private Equity Fund II	3,813	-	740	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19	10,408	(199)	210	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3	20,460	(1,253)	1,337	-	-	20,544
Brain Professional Private Trust No.4	5,847	(1,274)	671	-	-	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1	25,479	(2,000)	2,753	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6	4,805	-	292	-	-	5,097
M360 CRE Income Fund	153,905	(171,215)	6,183	11,127	-	-
Shinhan Global Healthcare Fund 1	3,407	-	(122)	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7	18,690	(2,075)	869	-	-	17,484
IBK AONE convertable 1	5,122	-	784	-	-	5,906
Rico synergy collabo Multi-Mezzanine 3	5,026	-	264	-	-	5,290
KB NA Hickory Private Speical Asset Fund	34,091	(1,560)	1,829	-	-	34,360
GB Professional Private Investment Trust 6	8,600	-	(12)	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2	20,760	(2,357)	213	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder	4,861	9,412	97	-	-	14,370
Shinhan-Stonebridge Petro PEF	19,201	(1,133)	613	-	-	18,681
BNP Paribas Cardif General Insurance	4,429	-	(1,026)	20	-	3,423
Axis Global Growth New Technology Investment Association	4,953	-	(78)	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund	4,359	-	(21)	-	-	4,338
Hermes Private Investment Equity Fund	17,497	(5,158)	(5,274)	-	-	7,065
Shinhan AIM FoF Fund 1a	-	4,125	226	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808	-	9,786	340	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37	-	9,178	260	-	-	9,438
IGIS Global Credit Fund 150-1	-	8,529	367	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund	-	34,900	(3,069)	-	-	31,831
Soo Commerce Platform Growth Fund	-	6,500	(122)	-	-	6,378
Partner One Value up I Private Equity Fund	-	12,000	(61)	-	-	11,939
Genesis No.1 Private Equity Fund	-	46,068	(310)	-	-	45,758
GMB ICT New Technology Investment Fund	-	8,000	(66)	-	-	7,934
Soo Delivery Platform Growth Fund	-	9,000	(17)	-	-	8,983

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2019 for the year ended December 31, 2018 were as follows (continued):

	2018
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Genesis North America Power Company No.1 PEF	-	21,592	(768)	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	-	6,300	(96)	-	-	6,204
Others(*2)	52,855	37,442	1,550	2	-	91,849
	631,294	17,617	17,488	10,780	(5,849)	671,330

(*1) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

(*2) Disposal by account reclassification includes non-cash flow.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2019 and as of and for the year ended December 31, 2018 are as follows:

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	4,024,681	3,680,326	19,183	(404)	14,048	13,644
Neoplux Technology Valuation Investment Fund		49,764	247	3,817	(1,713)	-	(1,713)
Partners 4th Growth Investment Fund		66,192	378	10	(636)	-	(636)
KTB Newlake Global Healthcare PEF		32,070	149	1	(464)	-	(464)
DAEKWANG SEMICONDUCTOR CO., LTD.		22,462	7,632	1,495	(1,094)	-	(1,094)
Lodestone 1st Private Equity Fund		11,755	43	157	1,995	-	1,995
Shinhan-Neoplux Energy Newbiz Fund		28,715	315	12	(633)	-	(633)
Shinhan-Albatross Tech Investment Fund		18,004	180	1,220	877	(917)	(40)
KCLAVIS Meister Fund No.17		4,651	69	425	63	-	63
Plutus-SG Private Equity Fund		16,030	135	340	199	-	199
SG ARGES Private Equity Fund No.1		18,105	90	-	163	-	163
Eum Private Equity Fund No.3		23,731	5	1,580	1,400	-	1,400
KTB Confidence Private Placement		38,692	21,179	16	12	-	12
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		19,815	1	976	64	-	64
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,800	2	2,130	202	-	202
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		45,065	28	3,988	2,228	-	2,228
ShinHan – Soo Young Entrepreneur Investment Fund No.1		13,902	-	270	(114)	-	(114)
Synergy-Shinhan Mezzanine New Technology Investment Fund		16,099	55	556	(725)	-	(725)
Shinhan Praxis K-Growth Global Private Equity Fund		51,107	252	23,360	9,615	-	9,615
Credian Healthcare Private Equity Fund II		7,007	28	1,484	1,033	-	1,033
Kiwoom Milestone Professional Private Real Estate Trust 19		59,838	38,899	830	25	-	25
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		97,445	85	9,216	3,832	-	3,832
Brain Professional Private Trust No.4		6,529	15	1,188	(250)	-	(250)
Hanhwa US Equity Strategy Private Real Estate Fund No.1		61,169	75	8,877	3,021	-	3,021
Shinhan Global Healthcare Fund 1		76,254	-	1,252	1,846	-	1,846

12. Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2019 and as of and for the year ended December 31, 2018 are as follows (continued) :

	2019
Investees	Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
JB Power TL Investment Type Private Placement Special Asset Fund 7	52,164	2,726	7,373	1,469	-	1,469
IBK AONE convertable 1	13,054	-	759	553	-	553
Rico synergy collabo Multi-Mezzanine 3	10,998	4	629	420	-	420
KB NA Hickory Private Speical Asset Fund	95,768	2,955	9,588	3,545	-	3,545
Koramco Europe Core Private Placement Real Estate Fund No.2-2	46,192	2,304	6,259	3,560	-	3,560
SHBNPP Private Korea Equity Long-Short Professional Feeder	66,065	7,432	9,659	(689)	-	(689)
Shinhan-Stonebridge Petro PEF	1,084,190	798	254,453	252,802	-	252,802
BNP Paribas Cardif General Insurance	45,741	18,933	8,469	(7,218)	(200)	(7,418)
Axis Global Growth New Technology Investment Association	15,244	59	-	(123)	-	(123)
Polaris No7 Start up and Venture Private Equity Fund	11,071	7	837	781	-	781
Hermes Private Investment Equity Fund	23,225	92	33	(1,092)	-	(1,092)
SHC ULMUS Fund No.1	10,855	-	678	597	-	597
Shinhan AIM FoF Fund 1a	25,505	17	1,171	306	-	306
Daishin Heim Qualified Investor Private Investment Trust No.1808	29,542	33	541	508	-	508
IGIS Global Credit Fund 150-1	37,657	1,161	8,768	812	-	812
GX SHINHAN INTERVEST 1st Private Equity Fund	114,987	-	5	(10,967)	-	(10,967)
Soo Commerce Platform Growth Fund	25,803	-	3	(100)	-	(100)
Partner One Value up I Private Equity Fund	42,851	153	237	(78)	-	(78)
Genesis No.1 Private Equity Fund	201,155	7	-	(445)	-	(445)
GMB ICT New Technology Investment Fund	29,581	72	1	(149)	-	(149)
Soo Delivery Platform Growth Fund	30,270	-	629	327	-	327
Genesis North America Power Company No.1 PEF	53,576	268	1,414	1,137	-	1,137
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	66,898	677	751	(596)	-	(596)
Shinhan-Rhinos 1 Fund	14,228	-	864	883	-	883
Pacific Private Investment Trust No.20	21,132	16	25	24	-	24
Susung Mezzanine project P1 Private Investment Trust	9,793	-	61	61	-	61
KOREA FINANCE SECURITY	32,284	9,215	83,558	80	-	80
AIP Transportation Specialized Privately Placed Fund Trust #1	94,180	5,086	12,014	1,941	-	1,941
LIME NEPTUNE PROFESSIONALE PRIVATE 6	9,801	14	50	(212)	-	(212)

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2019 and as of and for the year ended December 31, 2018 are as follows (continued) :

	2019
Investees	Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
E&Healthcare Investment Fund No.6	24,563	5	14	8	-	8
One Shinhan Global Fund 1	22,650	-	-	-	-	-
Daishin-K&T New Technology Investment Fund	22,400	-	-	-	-	-
Midas Asset Global CRE Debt Private Fund No.6	113,599	1,820	2,124	1,665	-	1,665
Richmond Private Investment Trust No.82	50,181	24,871	438	310	-	310
Tiger Alternative Real Estate Professional Private5	39,412	9	26	(1,402)	-	(1,402)
Samchully Midstream Private Placement Special Asset Fund 5-4	71,908	52	7,232	(415)	-	(415)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	186,698	26	3,720	3,497	-	3,497
AUCTUS FITRIN Corporate Recovery Private Equity Fund	66,971	141	211	(20)	-	(20)

(*) As of June 30, 2019, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2019 and as of and for the year ended December 31, 2018 are as follows (continued) :

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,995,746	3,662,567	53,756	5,191	(10,268)	(5,077)
Neoplux Technology Valuation Investment Fund		57,018	804	390	(724)	(1,969)	(2,693)
Partners 4th Growth Investment Fund		67,403	954	4,424	3,025	-	3,025
KTB Newlake Global Healthcare PEF		32,508	123	69	(793)	-	(793)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,459	9,537	15,794	(2,341)	-	(2,341)
Shinhan-Neoplux Energy Newbiz Fund		17,347	315	19	(968)	-	(968)
Shinhan-Albatross Tech Investment Fund		18,009	182	299	(435)	917	482
KCLAVIS Meister Fund No.17		11,866	47	398	167	-	167
SG No.9 Corporate Recovery Private Equity Fund		5,566	181	-	2,136	-	2,136
Plutus-SG Private Equity Fund		16,012	69	778	499	-	499
SG ARGES Private Equity Fund No.1		18,085	46	-	888	-	888
Eum Private Equity Fund No.3		23,552	5	1,667	1,311	-	1,311
KTB Confidence Private Placement		38,559	21,054	506	256	(3,629)	(3,373)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,739	1	1,451	62	-	62
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,809	2	3,027	1,044	-	1,044
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,174	15	3,046	1,165	-	1,165
Platform Partners Brick Save Private Investment Trust		8,286	64	809	763	-	763
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	-	553	331	-	331
The Asia Pacific Capital Fund II L.P.		1,674	86	1	(25,828)	-	(25,828)
Shinhan Praxis K-Growth Global Private Equity Fund		87,897	307	31,059	26,381	-	26,381
Credian Healthcare Private Equity Fund II		13,408	47	2,364	2,171	-	2,171
Kiwoom Milestone Professional Private Real Estate Trust 19		57,678	36,839	3,383	422	-	422
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,624	86	18,700	6,287	-	6,287

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2019 and as of and for the year ended December 31, 2018 are as follows (continued) :

	2018
Investees	Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Brain Professional Private Trust No.4	19,113	46	4,306	2,435	-	2,435
Hanhwa US Equity Strategy Private Real Estate Fund No.1	58,575	77	10,098	6,139	-	6,139
Brain KS Qualified Privately Placed Fund No.6	10,089	-	812	477	-	477
Shinhan Global Healthcare Fund 1	74,409	-	4	(2,757)	-	(2,757)
JB Power TL Investment Type Private Placement Special Asset Fund 7	52,627	174	9,878	2,607	-	2,607
IBK AONE convertable 1	12,807	307	2,042	1,660	-	1,660
Rico synergy collabo Multi-Mezzanine 3	10,736	161	686	529	-	529
KB NA Hickory Private Speical Asset Fund	91,694	67	9,601	4,877	-	4,877
GB Professional Private Investment Trust 6	9,088	1	1	(13)	-	(13)
Koramco Europe Core Private Placement Real Estate Fund No.2-2	44,491	2,202	6,470	878	-	878
SHBNPP Private Korea Equity Long-Short Professional Feeder	77,465	10,728	18,729	728	-	728
Shinhan-Stonebridge Petro PEF	1,025,884	807	36,968	33,616	-	33,616
BNP Paribas Cardif General Insurance	51,211	16,986	10,972	(10,264)	196	(10,068)
Axis Global Growth New Technology Investment Association	15,308	-	1	(245)	-	(245)
Polaris No7 Start up and Venture Private Equity Fund	15,193	10	-	(75)	-	(75)
Hermes Private Investment Equity Fund	24,233	8	6	(18,025)	-	(18,025)
Shinhan AIM FoF Fund 1a	17,478	11	3,004	342	-	342
Daishin Heim Qualified Investor Private Investment Trust No.1808	29,770	405	806	741	-	741
Heungkuk High Class Professional Trust Private Fund 37	20,523	1,646	1,045	1,005	-	1,005
IGIS Global Credit Fund 150-1	35,453	27	3,457	214	-	214
GX SHINHAN INTERVEST 1st Private Equity Fund	125,954	-	6	(12,146)	-	(12,146)
Soo Commerce Platform Growth Fund	25,905	3	-	(497)	-	(497)
Partner One Value up I Private Equity Fund	42,776	-	326	(224)	-	(224)
Genesis No.1 Private Equity Fund	201,103	434	-	(1,360)	-	(1,360)
GMB ICT New Technology Investment Fund	29,657	-	3	(242)	-	(242)
Soo Delivery Platform Growth Fund	29,946	2	-	(56)	-	(56)
Genesis North America Power Company No.1 PEF	52,393	223	1	(1,922)	-	(1,922)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	26,826	237	2	(411)	-	(411)

(*) As of December 31, 2018, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2019 and December 31, 2018 are as follows:

		2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	344,355	14.99	51,633	(115)	-	51,518
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Songrim Partners.(*1)		(62)	35.34	(22)	-	22	-
Neoplux Technology Valuation Investment Fund		49,517	33.33	16,505	-	-	16,505
Partners 4th Growth Investment Fund		65,814	25.00	16,453	-	-	16,453
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	-	666	-
KTB Newlake Global Healthcare PEF (*3)		31,921	30.00	9,576	-	170	9,746
DAEKWANG SEMICONDUCTOR CO., LTD.		14,830	20.94	3,105	-	-	3,105
Lodestone 1st Private Equity Fund		11,712	26.06	3,053	-	-	3,053
Shinhan-Neoplux Energy Newbiz Fund		28,400	23.33	6,626	-	-	6,626
Shinhan-Albatross Tech Investment Fund		17,824	50.00	8,925	-	-	8,925
KCLAVIS Meister Fund No.17		4,582	26.09	1,195	-	-	1,195
Plutus-SG Private Equity Fund		15,895	26.67	4,239	-	-	4,239
SG ARGES Private Equity Fund No.1		18,015	24.06	4,335	-	-	4,335
Eum Private Equity Fund No.3		23,726	20.76	4,926	-	-	4,926
KTB Confidence Private Placement		17,513	31.43	5,505	-	-	5,505
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		19,814	23.89	4,734	-	-	4,734
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,798	20.16	8,427	-	-	8,427
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		45,037	20.00	9,006	-	-	9,006
ShinHan – Soo Young Entrepreneur Investment Fund No.1		13,902	24.00	3,337	-	-	3,337
Synergy-Shinhan Mezzanine New Technology Investment Fund		16,044	47.62	7,640	-	-	7,640
Shinhan Praxis K-Growth Global Private Equity Fund		50,855	18.87	9,596	-	-	9,596
Credian Healthcare Private Equity Fund II		6,979	34.07	2,379	-	-	2,379
Kiwoom Milestone Professional Private Real Estate Trust 19		20,939	50.00	10,469	-	-	10,469
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		97,360	21.28	20,719	-	-	20,719

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2019 and December 31, 2018 are as follows (continued) :

	2019
Investees	Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	6,514	27.50	1,792	-	-	1,792
Hanhwa US Equity Strategy Private Real Estate Fund No.1	61,094	44.99	27,488	-	-	27,488
Shinhan Global Healthcare Fund 1	76,254	4.41	3,366	-	-	3,366
JB Power TL Investment Type Private Placement Special Asset Fund 7	49,438	33.33	16,476	-	-	16,476
IBK AONE convertable 1	13,054	47.25	6,167	-	-	6,167
Rico synergy collabo Multi-Mezzanine 3	10,994	50.03	5,500	-	-	5,500
KB NA Hickory Private Speical Asset Fund	92,813	37.50	34,805	-	-	34,805
Koramco Europe Core Private Placement Real Estate Fund No.2-2	43,888	44.02	19,320	-	-	19,320
SHBNPP Private Korea Equity Long-Short Professional Feeder	58,633	23.60	13,842	-	-	13,842
Shinhan-Stonebridge Petro PEF	1,083,392	1.82	19,744	-	-	19,744
BNP Paribas Cardif General Insurance	26,808	10.00	2,681	-	-	2,681
Axis Global Growth New Technology Investment Association	15,185	31.85	4,836	-	-	4,836
Polaris No7 Start up and Venture Private Equity Fund	11,064	28.57	3,161	-	-	3,161
Hermes Private Investment Equity Fund	23,133	29.17	6,746	-	-	6,746
SHC ULMUS Fund No.1	10,855	29.41	3,193	-	-	3,193
Shinhan AIM FoF Fund 1a	25,488	25.00	6,371	-	-	6,371
Daishin Heim Qualified Investor Private Investment Trust No.1808	29,509	34.48	10,175	-	-	10,175
IGIS Global Credit Fund 150-1	36,496	25.00	9,125	-	-	9,125
GX SHINHAN INTERVEST 1st Private Equity Fund	114,987	25.27	29,059	-	-	29,059
Soo Commerce Platform Growth Fund	25,803	24.62	6,353	-	-	6,353
Partner One Value up I Private Equity Fund	42,698	27.91	11,917	-	-	11,917
Genesis No.1 Private Equity Fund	201,148	22.80	45,868	-	-	45,868
GMB ICT New Technology Investment Fund	29,509	26.75	7,894	-	-	7,894
Soo Delivery Platform Growth Fund	30,270	30.00	9,081	-	-	9,081
Genesis North America Power Company No.1 PEF	53,308	39.92	21,278	-	-	21,278
Hyungje art printing(*2)	(264)	31.54	(83)	-	83	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	66,221	23.33	15,452	-	-	15,452
Shinhan-Rhinos 1 Fund	14,228	22.48	3,198	-	-	3,198
Pacific Private Investment Trust No.20	21,116	21.74	4,590	-	-	4,590

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2019 and December 31, 2018 are as follows (continued) :

	2019
Investees	Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Susung Mezzanine project P1 Private Investment Trust	9,793	41.04	4,027	-	-	4,027
KOREA FINANCE SECURITY	23,069	14.91	3,440	-	-	3,440
AIP Transportation Specialized Privately Placed Fund Trust #1	89,094	35.73	31,829	-	-	31,829
LIME NEPTUNE PROFESSIONALE PRIVATE 6	9,787	50.00	4,894	-	-	4,894
E&Healthcare Investment Fund No.6	24,558	20.37	5,002	-	-	5,002
One Shinhan Global Fund 1	22,650	19.98	4,520	-	-	4,520
Daishin-K&T New Technology Investment Fund	22,400	31.25	7,000	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6	111,779	20.05	22,410	-	-	22,410
Richmond Private Investment Trust No.82	25,310	60.00	15,186	-	-	15,186
Tiger Alternative Real Estate Professional Private5	39,403	48.71	19,193	-	-	19,193
Samchully Midstream Private Placement Special Asset Fund 5-4	71,856	42.92	30,841	-	-	30,841
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	186,672	20.00	37,334	-	-	37,334
AUCTUS FITRIN Corporate Recovery Private Equity Fund	66,830	21.43	14,321	-	-	14,321
Others	272,295	-	78,556	-	-	78,556
	4,201,239	-	838,883	(115)	1,701	840,469

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2019 and December 31, 2018 are as follows (continued) :

		2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	333,179	14.99	49,952	(136)	-	49,816
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Songrim Partners.(*1)		(23)	35.34	(8)	-	8	-
Neoplux Technology Valuation Investment Fund		56,214	33.33	18,738	-	-	18,738
Partners 4th Growth Investment Fund		66,449	25.00	16,612	-	-	16,612
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	-	666	-
KTB Newlake Global Healthcare PEF(*3)		32,385	30.00	9,715	-	170	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		15,922	20.94	3,334	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		17,032	23.33	3,974	-	-	3,974
Shinhan-Albatross Tech Investment Fund		17,827	50.00	8,908	-	-	8,908
KCLAVIS Meister Fund No.17		11,819	26.09	3,083	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		5,385	26.49	1,427	-	-	1,427
Plutus-SG Private Equity Fund		15,943	26.67	4,252	-	-	4,252
SG ARGES Private Equity Fund No.1		18,039	24.06	4,341	-	-	4,341
Eum Private Equity Fund No.3		23,547	20.76	4,889	-	-	4,889
KTB Confidence Private Placement		17,505	30.29	5,302	-	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,738	23.89	5,432	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,807	20.16	8,429	-	-	8,429
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,159	20.00	4,831	-	-	4,831
Platform Partners Brick Save Private Investment Trust		8,222	98.77	8,120	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	47.62	10,149	-	-	10,149
The Asia Pacific Capital Fund II L.P.		1,588	25.18	400	-	-	400
Shinhan Praxis K-Growth Global Private Equity Fund		87,590	18.87	16,527	-	-	16,527
Credian Healthcare Private Equity Fund II		13,361	34.07	4,553	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		20,839	50.00	10,419	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,538	21.28	20,544	-	-	20,544

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2019 and December 31, 2018 are as follows (continued) :

	2018
Investees	Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	19,067	27.50	5,244	-	-	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1	58,498	44.84	26,232	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6	10,089	50.00	5,097	-	-	5,097
Shinhan Global Healthcare Fund 1	74,409	4.41	3,285	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7	52,453	33.33	17,484	-	-	17,484
IBK AONE convertable 1	12,500	47.25	5,906	-	-	5,906
Rico synergy collabo Multi-Mezzanine 3	10,575	50.03	5,290	-	-	5,290
KB NA Hickory Private Speical Asset Fund	91,627	37.50	34,360	-	-	34,360
GB Professional Private Investment Trust 6	9,087	94.51	8,588	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2	42,289	44.02	18,616	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder	66,737	21.52	14,370	-	-	14,370
Shinhan-Stonebridge Petro PEF	1,025,077	1.82	18,681	-	-	18,681
BNP Paribas Cardif General Insurance	34,225	10.00	3,423	-	-	3,423
Axis Global Growth New Technology Investment Association	15,308	31.85	4,875	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund	15,183	28.57	4,338	-	-	4,338
Hermes Private Investment Equity Fund	24,225	29.17	7,065	-	-	7,065
Shinhan AIM FoF Fund 1a	17,467	24.91	4,351	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808	29,365	34.48	10,126	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37	18,877	50.00	9,438	-	-	9,438
IGIS Global Credit Fund 150-1	35,426	25.11	8,896	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund	125,954	25.27	31,831	-	-	31,831
Soo Commerce Platform Growth Fund	25,902	24.62	6,378	-	-	6,378
Partner One Value up I Private Equity Fund	42,776	27.91	11,939	-	-	11,939
Genesis No.1 Private Equity Fund	200,669	22.80	45,758	-	-	45,758
GMB ICT New Technology Investment Fund	29,657	26.75	7,934	-	-	7,934
Soo Delivery Platform Growth Fund	29,944	30.00	8,983	-	-	8,983
Genesis North America Power Company No.1 PEF	52,170	39.92	20,824	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	26,589	23.33	6,204	-	-	6,204
Others	315,179	-	91,483	-	366	91,849
	3,476,038	-	669,496	(136)	1,970	671,330

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2019 and December 31, 2018 are as follows (continued) :

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the six-month period ended June 30, 2019 and as of and for the year ended December 31, 2018 are as follows:

		2019
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Songrim Partners.		(14)	(22)
Hyungje art printing		(46)	(46)
	~~W~~	(60)	(846)

		2018
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Songrim Partners.		(8)	(8)
	~~W~~	(8)	(786)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

13. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Securities sold:	~~W~~
Stocks		621,783	488,873
Bonds		641,576	440,382
Others		32,422	32,117
		1,295,781	961,372
Gold deposits		450,913	458,934
	~~W~~	1,746,694	1,420,306

14. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018	Reason for designation
Equity-linked securities sold	~~W~~	6,454,515	6,439,292	Combined instrument
Securities sold with embedded derivatives		2,534,407	2,096,508	Combined instrument
	~~W~~	8,988,922	8,535,800

(*) The Group designated those financial liabilities as measured at fair value at acquisition date or subsequently in accordance with K-IFRS 1109 par.6.7.1

Maximum exposure of credit risk of financial liabilities designated at fair value through profit or loss ~~W~~8,988,922 million as of June 30, 2019. Changes in values of financial liabilities designated at fair value through profit or loss from such risk are ~~W~~893 million and accumulated changes are ~~W~~658 million as of June 30, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

15. Debt securities issued

Debt securities issued as of June 30, 2019 and December 31, 2018 are as follows:

	2019
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	56,386,906
Subordinated debt securities issued	2.20~4.60		4,370,145
Gain and loss on fair value hedges			(103,199)
Bond issuance cost			(83,566)
			60,570,286
Debt securities issued in foreign currencies:
Debt securities issued	0.02~4.01		5,868,287
Subordinated debt securities issued	3.75~5.10		3,216,112
Gain and loss on fair value hedges			129,193
Bond issuance cost			(38,415)
			9,175,177

		~~W~~	69,745,463

	2018
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	50,661,472
Subordinated debt securities issued	2.20~4.60		4,400,145
Gain and loss on fair value hedges			(206,985)
Bond issuance cost			(84,962)
			54,769,670
Debt securities issued in foreign currencies:
Debt securities issued	0.20~4.01		6,278,680
Subordinated debt securities issued	3.75~5.00		2,271,799
Gain and loss on fair value hedges			(55,251)
Bond issuance cost			(37,199)
			8,458,029

		~~W~~	63,227,699

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

16. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Present value of defined benefit obligations	~~W~~	1,970,347	1,841,982
Fair value of plan assets		(1,746,805)	(1,714,634)
Recognized liabilities for defined benefit obligations	~~W~~	225,542	127,348

(b) Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Six-month period	Three-month period	Six-month period
Current service costs	~~W~~	42,070	86,587	38,899	78,281
Net interest expense		905	1,552	(3,626)	(3,004)
Past service cost		-	102	-	-
Settlement gain or loss		-	(29)	-	-
	~~W~~	42,975	88,212	35,273	75,277

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

17. Provisions

(a) Provisions as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Asset retirement obligations	~~W~~	62,251	49,183
Loss related to litigations		26,925	25,554
Unused credit commitments		260,416	232,347
Financial guarantee contracts issued		118,134	115,325
Others		125,507	86,007
	~~W~~	593,233	508,416

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2019 are as follows:

	2019
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 month expected credit loss		35,206	(35,135)	(71)	2,862	(2,862)	-	-
Transfer to life time expected credit loss		(9,033)	9,054	(21)	(2,812)	2,812	-	-
Transfer to impaired financial asset		(197)	(989)	1,186	(7)	-	7	-
Provided (reversed)		(15,313)	39,581	2,617	(516)	711	(481)	26,599
FX change		979	205	-	1,339	300	100	2,923
OtOthers (*1)		-	-	-	(1,739)	(301)	(110)	(2,150)
Ending balance	~~W~~	138,044	113,524	8,848	63,321	6,564	1,273	331,574

(*1) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

17.  Provisions (continued)

(c) Changes in provision for unused credit commitments and financial guarantee contracts issued for the year ended December 31, 2018 are as follows:

		2018
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 month expected credit loss		42,514	(42,057)	(457)	1,140	(1,140)	-	-
Transfer to life time expected credit loss		(8,899)	8,976	(77)	(1,804)	1,804	-	-
Transfer to impaired financial asset		(213)	(802)	1,015	(13)	-	13	-
Provided(reversed)		(32,070)	38,576	2,519	(3,964)	455	(690)	4,826
FX change		578	105	-	758	481	449	2,371
Others (*1)		-	-	-	36,621	936	(479)	37,078
Ending balance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202

(*1) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Policy reserve	~~W~~	51,267,708	26,211,044
Policyholder’s equity adjustment		87,210	7,838
	~~W~~	51,354,918	26,218,882

(b) Income or expenses on insurance contracts for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Six-month period	Three-month period	Six-month period
Insurance income
Premium income	~~W~~	1,882,453	3,820,097	1,084,927	2,205,434
Reinsurance income		34,681	68,022	2,735	4,948
Separate account income		8,838	18,936	11,731	20,107
		1,925,972	3,907,055	1,099,393	2,230,489
Insurance expenses
Claims paid		(1,265,744)	(2,550,256)	(597,112)	(1,255,206)
Reinsurance premium expenses		(40,896)	(80,439)	(4,241)	(8,930)
Provision for policy reserves(*1)		(497,454)	(1,105,607)	(456,600)	(894,867)
Separate account expenses		(8,841)	(18,937)	(11,731)	(20,107)
Discount charge		(183)	(384)	(169)	(336)
Acquisition costs		(200,739)	(405,058)	(118,920)	(243,003)
Collection expenses		(4,747)	(9,488)	(3,166)	(8,109)
Deferred acquisition costs		124,552	247,530	71,723	152,076
Amortization of deferred acquisition costs		(28,844)	(186,266)	(95,278)	(197,839)
		(1,922,896)	(4,108,905)	(1,215,494)	(2,476,321)

Net loss on insurance	~~W~~	3,076	(201,850)	(116,101)	(245,832)

(*1) Includes the interest expenses from liabilities under insurance contracts of the life insurance subsidiaries (~~W~~949,599 million and ~~W~~482,046 million for the six-month period ended June 30, 2019 and 2018, respectively).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

19. Equity

(a) Equity as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock(*1)		361,465	274,055
		2,732,463	2,645,053

Hybrid bond		1,731,235	1,531,759

Capital surplus:
Share premium(*1)		10,155,150	9,494,769
Others		410,203	400,719
		10,565,353	9,895,488

Capital adjustments(*2)		(855,174)	(552,895)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		393,338	2,958
Gain (loss) on financial assets at fair value through profit or loss (overlay approach)		43,334	(79,057)
Equity in other comprehensive income of associates		6,619	4,883
Foreign currency translation adjustments for foreign operations		(211,394)	(321,853)
Net loss from cash flow hedges		(39,711)	(17,751)
Other comprehensive loss of separate account		15,694	4,112
Remeasurement of defined benefit liabilities		(394,381)	(346,682)
Changes in own credit risk on financial liabilities designated under fair value option		(477)	170
		(186,978)	(753,220)

Retained earnings		24,072,409	22,959,440

Non-controlling interest(*3)		2,677,554	925,805
	~~W~~	40,736,862	36,651,430

(*1) For the six-month periods ended June 30, 2019, ~~W~~750,000 million scale of convertible preferred share was issued. Investors may claim the conversion after one year from the date of issue to the day before the fourth year from the date of issue and convertible shares not converted until the fourth year from the date of issue will be automatically converted on the day of the fourth year from the date of issue.

(*2) The Group acquired treasury stocks through a treasury stock trust for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 and has recognized the consideration paid in equity, directly. The Group entered into a shareholders’ agreement to acquire additional shares in the Asia Trust Co., Ltd., resulting in decrease of ~~W~~125,829 in capital adjustment for the six-month period ended June 30, 2019.

(*3) The non-controlling interest of ~~W~~1,309,618 million increased due to business combination with Orange Life Insurance Co., and Asia Trust Co., Ltd. for the six-month period ended June 30, 2019. (Note 31)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

19.  Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of June 30, 2019 and December 31, 2018 are as follows:

Issue date	Maturity date	Interest rate (%)		2019	2018
June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	-	3.77		134,683	134,683
September 15, 2017	-	4.25		89,783	89,783
April 13, 2018	-	4.08		134,678	134,678
April 13, 2018	-	4.56		14,955	14,955
August 29, 2018	-	4.15		398,679	398,679
June 28, 2019	-	3.27		199,476	-
August 13, 2018	-	5.88		559,526	559,526
			~~W~~	1,731,235	1,531,759

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition.  In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

19. Equity (continued)

(c) Changes in accumulated other comprehensive income for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		624,447	213,399	1,793	-	-	15,975	-	(11)	44,449	(893)	899,159
Reclassification:
Change due to impairment or disposal		(14,391)	-	-	-	-	-	-	-	-	-	(14,391)
Effect of hedge accounting		-	-	-	-	890	-	-	-	-	-	890
Hedging		(10,204)	-	-	(54,398)	48,479	-	-	-	-	-	(16,123)
Effects from exchange rate fluctuations		-	-	-	159,823	(81,250)	-	-	-	471	-	79,044
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(65,820)	-	-	-	(65,820)
Deferred income taxes		(158,280)	(75,353)	(49)	5,997	8,284	(4,393)	18,238	3	(13,089)	246	(218,396)
Transfer to other account		-	-	-	-	-	-	-	-	2,032	-	2,032
Non-controlling interests		(85,055)	(15,655)	-	(963)	1,637	-	(117)	-	-	-	(100,153)
Ending balance	~~W~~	305,217	43,334	6,635	(211,394)	(39,711)	15,694	(394,381)	(16)	88,121	(477)	(186,978)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

19.  Equity (continued)

(c) Changes in accumulated other comprehensive income for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows (continued) :

		2018
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		225,173	(74,942)	(2,327)	-	-	11,967	-	39	25,077	2,376	187,363
Reclassification:
Change due to impairment or disposal		15,812	-	13,103	-	(91,011)	-	-	-	-	-	(62,096)
Effect of hedge accounting		-	-	-	-	(1,261)	-	-	-	-	-	(1,261)
Hedging		(2,365)	-	-	(35,879)	60,501	-	-	-	-	-	22,257
Effects from exchange rate fluctuations		1,733	-	-	45,904	-	-	-	-	423	-	48,060
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(128,139)	-	-	-	(128,139)
Deferred income taxes		(79,345)	20,609	(3,369)	9,958	11,579	(3,291)	35,041	(11)	(5,410)	(653)	(14,892)
Transfer to other account		-	-	-	-	-	-	-	10	2,635	-	2,645
Non-controlling interests		(1,305)	-	-	482	-	-	411	-	-	-	(412)
Ending balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won, except per share data)

19.  Equity (continued)

(d) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the six-month period ended June 30, 2019 and the year ended December 31, 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	2,844,690	2,885,018
K-IFRS 1109 adoption		-	(388,551)
Business combination		25,608	-
Planned regulatory reversal of loan losses		156,420	348,223
Ending balance	~~W~~	3,026,718	2,844,690

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Six-month period	Three-month period	Six-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	996,052	1,914,411	938,017	1,795,566
Provision for regulatory reserve for loan losses(*1)		(33,673)	(158,799)	(142,010)	(148,148)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	962,379	1,755,612	796,007	1,647,418
Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)	~~W~~	1,968	3,616	1,667	3,453

(*1) Increase in regulatory reserve of ~~W~~ 25,608 million due to business combination with Orange Life Insurance Co., Ltd and Asia Trust Co., are excluded.

(*2) Dividends for hybrid bonds are deducted.

(e) Treasury stock

The acquisition of treasury stock for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

		Beginning balance	Acquisition	disposal	Ending balance
The number of share		3,648,659	4,006,604	-	7,655,263
Carrying value	~~W~~	155,923	179,796	-	335,719

		Beginning balance	Acquisition	disposal	Ending balance
The number of share		-	3,648,659	-	3,648,659
Carrying value	~~W~~	-	155,923	-	155,923

(*) For the year ended December 31, 2018, the Group has entered into a treasury stock trust agreement with Samsung securities Co., Ltd. to increase shareholders’ value and the Group is acquiring treasury stock through the trust agreement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2019

(Unaudited)

(In millions of won, except per share data)

19.  Equity (continued)

(f) Dividends

Dividends declared and paid by the Group for the six-month period ended June 30, 2019 are as follows:

2019
Common stock (~~W~~1,600 per share)	~~W~~	753,041

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

20. Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019
		Three-month period	Six-month period
Interest income:
Cash and due from banks at amortized cost	~~W~~	55,153	112,262
Due from banks at fair value through profit or loss		8,744	16,084
Securities at fair value through profit or loss		189,340	362,712
Securities at fair value through other comprehensive income		272,890	533,956
Securities at amortized cost		234,520	516,049
Loans at amortized cost		3,141,371	6,170,603
Loans at fair value through profit or loss		10,615	20,254
Others		26,490	50,518
		3,939,123	7,782,438
Interest expense:
Deposits		(940,783)	(1,838,167)
Borrowings		(143,383)	(275,947)
Debt securities issued		(422,548)	(815,457)
Others		(33,517)	(72,468)
		(1,540,231)	(3,002,039)

Net interest income	~~W~~	2,398,892	4,780,399

		2018
		Three-month period	Six-month period
Interest income:
Cash and due from banks at amortized cost	~~W~~	37,065	69,799
Due from banks at fair value through profit or loss		8,356	16,878
Securities at fair value through profit or loss		159,698	306,357
Securities at fair value through other comprehensive income		185,763	363,454
Securities at amortized cost		178,463	349,958
Loans at amortized cost		2,740,245	5,335,934
Loans at fair value through profit or loss		4,399	11,239
Others		20,488	41,569
		3,334,477	6,495,188
Interest expense:
Deposits		(747,694)	(1,443,306)
Borrowings		(116,343)	(218,584)
Debt securities issued		(321,769)	(612,041)
Others		(26,753)	(41,042)
		(1,212,559)	(2,314,973)

Net interest income	~~W~~	2,121,918	4,180,215

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

21. Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Six-month period	Three-month period	Six-month period
Fees and commission income:
Credit placement fees	~~W~~	15,606	30,095	17,974	34,147
Commission received as electronic charge receipt		37,994	74,531	36,530	72,675
Brokerage fees		111,950	197,045	120,183	245,466
Commission received as agency		37,066	65,778	27,592	50,453
Investment banking fees		62,850	85,643	19,306	34,174
Commission received in foreign exchange activities		66,942	116,055	53,517	102,819
Asset management fees		86,903	150,840	68,057	128,920
Credit card fees		321,354	629,426	349,526	665,098
Operating lease fees		32,833	63,115	-	-
Others		185,935	362,112	155,935	320,236
		959,433	1,774,640	848,620	1,653,988
Fees and commission expense:
Credit-related fee		(9,907)	(19,074)	(8,113)	(17,068)
Credit card fees		(230,888)	(452,303)	(246,594)	(485,696)
Others		(108,939)	(214,120)	(81,641)	(155,331)
		(349,734)	(685,497)	(336,348)	(658,095)

Net fees and commission income	~~W~~	609,699	1,089,143	512,272	995,893

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

22. Provision for credit loss allowance

Provision for credit loss allowance on financial assets for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019
		Three-month period	Six-month period
Allowance provided:
Loans at amortized cost	~~W~~	(274,432)	(497,654)
Other financial assets at amortized cost		(1,099)	(12,153)
Securities at fair value through other comprehensive income		(3,469)	(10,032)
Unused credit line and financial guarantee		(10,178)	(26,599)
Securities at amortized cost		(2,290)	(2,420)
	~~W~~	(291,468)	(548,858)

		2018
		Three-month period	Six-month period
Allowance provided:
Loans at amortized cost	~~W~~	(170,606)	(354,349)
Other financial assets at amortized cost		(8,919)	(11,586)
		(179,525)	(365,935)
Allowance reversed:
Securities at fair value through other comprehensive income		1,406	2,734
Securities at amortized cost		2,052	3,262
Others (unused credit line and financial guarantee, etc)		1,633	5,978
		5,091	11,974
	~~W~~	(174,434)	(353,961)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

23. General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Six-month period	Three-month period	Six-month period
Employee benefits:
Salaries	~~W~~	722,237	1,426,524	647,905	1,300,732
Severance benefits:
Defined contribution		8,224	17,888	5,741	11,558
Defined benefit		42,000	86,097	36,213	73,604
Termination benefits		2	556	-	1,270
		772,463	1,531,065	689,859	1,387,164

Entertainment		7,786	15,567	6,222	12,865
Depreciation		118,733	237,067	43,174	86,023
Amortization		25,332	46,572	18,181	35,701
Taxes and dues		67,710	110,448	53,669	94,850
Advertising		55,132	91,775	69,580	121,962
Research		4,359	8,518	3,384	6,780
Others		184,825	363,714	242,328	468,073
	~~W~~	1,236,340	2,404,726	1,126,397	2,213,418

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won, except per share data)

24.  Share-based payments

(a) Stock options granted as of June 30, 2019 are as follows:

	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	3,296,200	1,301,050	808,700

Options expiry dates	August 21, 2019	August 19, 2020	May 17, 2021/ September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2019	2,500	58,764	45,628
Cancelled	-	-	9,466
Balance at June 30, 2019	2,500	58,764	36,162
Fair value per share in won	~~W~~6,071	~~W~~608	~~W~~2,376 (Expiration of contractual exercise period : May 17, 2021) ~~W~~2,654 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The weighted average exercise price for 97,426 stock options outstanding at June 30, 2019 is ~~W~~52,112.

(*2) 9,466 stock options (from the 7th grant) were cancelled during the period ended June 30, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won, except per share data)

24.  Share-based payments (continued)

(b) Performance shares granted as of June 30, 2019 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Exercising period(*)	4 or 5 years

Estimated number of shares vested at June 30, 2019	30,898	1,773,050

Fair value per share in won	~~W~~47,376, ~~W~~40,889 ~~W~~45,766, ~~W~~49,405, ~~W~~40,580 for the expiration of operating period from 2014 to 2018	~~W~~44,900

(*) Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  As such, the fair value of the shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of the shares non-expired is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

24.  Share-based payments (continued)

(c) Share-based compensation costs for the six-month periods ended June 30, 2019 and 2018 are as follows:

		2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	8	8
6th		2	10	12
7th		15	22	37
Performance share		3,058	23,850	26,908
	~~W~~	3,075	23,890	26,965

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th		-	(15)	(15)
5th	~~W~~	-	(12)	(12)
6th		(16)	(101)	(117)
7th		(39)	(60)	(99)
Performance share		450	3,893	4,343
	~~W~~	395	3,705	4,100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

24.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	15	15
6th		5	31	36
7th		39	55	94
Performance share		8,432	72,507	80,939
	~~W~~	8,476	72,608	81,084

The intrinsic value of share-based payments is ~~W~~80,955 million as of June 30, 2019. For calculating, the quoted market price ~~W~~44,900 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	-	-
5th		-	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118
	~~W~~	7,355	61,850	69,205

The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018. For calculating, the quoted market price ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won, except per share data)

25. Income tax expense

Income tax expense for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Six-month period	Three-month period	Six-month period
Current income tax expense	~~W~~	298,758	490,329	256,001	346,682
Origination and reversal of temporary differences		192,563	423,167	106,716	323,767
Income tax recognized in other comprehensive income		(147,841)	(213,304)	(2,013)	15,263
Income tax expenses	~~W~~	343,480	700,192	360,704	685,712

Effective tax rate	%	24.29	25.59	27.56	27.40

26. Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Six-month period	Three-month period	Six-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	996,052	1,914,411	938,017	1,795,566
Less:
Dividends to hybrid bond		(18,751)	(37,092)	(5,714)	(10,120)
Net profit available for common stock	~~W~~	977,301	1,877,319	932,303	1,785,446

Weighted average number of common shares outstanding (*)		480,292,166	475,308,401	474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	2,035	3,950	1,966	3,765

(*) The number of common shares issued by the Group is 474,199,587. The above weighted average number of common shares outstanding was calculated by including the acquired treasury shares and 17,482,000 of convertible preferred shares issued on May 1, 2019. If convertible preferred shares issued during the six-month ended June 30, 2019 are not included in the number of common shares outstanding, the basic and diluted earnings per share corresponding to the net profit for the six-month period ended June 30, 2019 would have been ~~W~~3,998.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

27. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Guarantees:
Guarantees outstanding	~~W~~	9,297,296	9,437,691
Contingent guarantees		3,647,824	3,985,532
		12,945,120	13,423,223
Commitments to extend credit:
Loan commitments in won		71,416,235	69,906,336
Loan commitments in foreign currency		23,022,509	19,967,297
ABS and ABCP commitments		2,437,476	2,083,522
Others		78,316,712	73,816,233
		175,192,932	165,773,388
Endorsed bills:
Secured endorsed bills		1,461	37,667
Unsecured endorsed bills		7,431,557	7,758,242
		7,433,018	7,795,909
Loans sold with recourse		2,099	2,099
	~~W~~	195,573,169	186,994,619

(b) Legal contingencies

As of June 30, 2019, the Group was involved in 405 pending lawsuits as a defendant (total claim amount: ~~W~~262,951 million) and recorded the other provision of ~~W~~26,925 million and a reserve (liabilities under insurance contracts) of ~~W~~1,171 million, respectively, with respect to these lawsuits.  Additional losses might be incurred from these legal actions, but the result of such lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

(c) The Group entered into the share purchase agreement with the shareholders of Asia Trust Co., Ltd. (“Asia Trust”) to purchase 60% of stake of Asia Trust. According to the agreement, the Group has the call option over the additional 35% of stake of Asia Trust and the shareholders of Asia Trust have put option over the same.

(d) A number of complaints occurred due to the unauthorized use of the discarded seal as fraud, which occurred before the acquisition of Asia Trust by the Group, by an employee of Asia Trust. Certain civil petitioners filed lawsuits against the Group during the six-month ended June 30, 2019 and the claim amount is ~~W~~50,300 million. In relation to the event, the Financial Supervisory Service inspected the incident in February 2019. The Group did not recognize the effect in the consolidated financial statements as of June 30, 2019 since the Group was not able to reliably measure the potential and extent of the losses regarding the lawsuit.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Cash and due from banks	~~W~~	25,095,708	17,363,450
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(3,092,441)	(3,008,188)
Restricted due from banks		(14,663,901)	(6,175,506)
		(17,756,342)	(9,183,694)
	~~W~~	7,339,366	8,179,756

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

29. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of June 30, 2019 and December 31, 2018 are as follows:

Related party	Account		2019	2018
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	4,679	9,860
〃	Credit card loans		117	116
〃	Deposits		507	444
Partners 4th Growth Investment Fund	Deposits		625	1,855
BNP Paribas Cardif General Insurance	Credit card loans		24	29
〃	Allowances		-	(2)
〃	Other assets		401	-
〃	Deposits		35	157
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		123	151
Dream High Fund Ⅲ	Deposits		8	4
Midas Dong-A Snowball Venture Fund	Deposits		26	159
Credian Healthcare Private Equity Fund II	Deposits		5	45
Midas Dong-A Snowball Venture Fund 2	Deposits		303	354
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Deposits		1	672
Eum Private Equity Fund No.3	Deposits		38	49
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		118	133
Shinhan Global Healthcare Fund 1	Unearned revenue		-	360
Shinhan Fintech New Technology Fund No.1(*1)	Unearned revenue		-	123
KTB Newlake Global Healthcare PEF	Loans		792	151
〃	Allowances		(6)	(1)
Taihan Industrial System Co., Ltd.(*2)	Deposits		-	85
Incorporated association Finance Saving Information Center	Credit card loans		-	3
〃	Deposits		3	4
GX SHINHAN INTERVEST 1st Private Equity Fund	Unearned revenue		599	278
Nomura-Rifa Private Real Estate Investment Trust 19	Loans		11,966	11,966
〃	Other assets		44	45
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		672	236
MIEL CO.,LTD	Deposits		1	-
Multimedia Tech Co.Ltd	Deposits		11	-
KOREA FINANCE SECURITY	Deposits		35	-
Lodestone 1st Private Equity Fund	Deposits		551	-
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		39	-
Key management personnel and their immediate relatives:	Loans		4,796	3,313
	Assets	~~W~~	23,725	26,000
	Liabilities		2,787	4,589

(*1) Excluded from the associate due to disposal and liquidation for the six-month period ended June 30, 2019.

(*2) As the Group does not have significant influence to this entity, this has been removed from the related parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

29. Related parties (continued)

(b) Transactions with the related parties for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows:

Related party	Account		2019		2018
			Three-month period	Six-month period	Three-month period	Six-month period
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	1,391	2,216	1,077	1,956
〃	Other operating income		-	-	-	2
〃	Reversal of credit losses		3	3	(1)	3
〃	General and administrative expenses		(3)	(6)	(5)	(9)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		123	267	182	352
BNP Paribas Cardif General Insurance	Fees and commission income		3	6	1	3
〃	Other operating income		232	232	-	-
〃	Reversal of credit losses		-	1	-	-
	Provision for credit losses		-	-	1	-
Midas Dong-A Snowball Venture Fund	Fees and commission income		-	10	10	19
〃	Interest expense		-	(1)	-	(1)
SP New Technology Business investment FundⅠ(*1)	Fees and commission income		-	-	10	20
IBKS-Shinhan Creative Economy New Technology Fund I(*1)	Fees and commission income		-	-	3	13
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Fees and commission income		6	8	3	9
SM New Technology Business Investment Fund I	Fees and commission income		-	14	-	-
JAEYOUNG SOLUTEC CO., LTD.(*1)	Interest income		-	-	175	347
〃	Fees and commission income		-	-	-	1
〃	Other operating income		-	-	-	3
〃	Interest expense		-	-	(1)	(1)
〃	Provision for credit losses		-	-	9	(3)
Partners 4th Growth Investment Fund	Interest expense		-	(3)	(5)	(9)
KDBC Midas Dong-A Snowball Venture Fund II	Interest expense		-	-	(1)	(1)
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		128	258	64	726
Branbuil CO., LTD.(*2)	Fees and commission income		-	-	1	1
〃	Provision for credit losses		-	-	(1)	(1)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		54	108	54	108
STI-New Growth Engines Investment Partnership(*1)	Fees and commission income		-	-	-	12
KTB New lake medical Global Investment	Interest income		7	11	-	1
〃	Other operating income		-	-	-	1
〃	Provision for credit losses		(4)	(6)	-	-
Shinhan Global health care Investment No.1 Co., Ltd.	Fees and commission income		179	360	213	415

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month and six-month periods ended June 30, 2019 and 2018 are as follows (continued):

Related party	Account		2019		2018
			Three-month period	Six-month period	Three-month period	Six-month period
Investments in associates
Shinhan Fintech New Technology Fund No.1(*3)	Fees and commission income	~~W~~	-	38	39	77
Incorporated association Finance Saving Information Center	Reversal of credit losses		-	-	(1)	-
Shinhan capital-Cape FN Fund No.1	Fees and commission income		-	52	26	30
SHC-K2 Global Material Fund	Fees and commission income		-	20	-	20
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		-	31	32	32
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		-	62	-	9
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		176	370	16	16
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		-	90	-	-
SHC ULMUS Fund No.1	Fees and commission income		19	38	-	-
Shinhan-PS Investment Fund No.1	Fees and commission income		(5)	5	-	-
Nomura investment property trust No.19	Interest income		130	259	-	-
BNPMAIN investment trust No.3	Fees and commission income		672	1,337	-	-
KOREA FINANCE SECURITY	Fees and commission income		3	5	-	-
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		69	138	-	-
Shinhan-Rhinos 1 Fund	Fees and commission income		-	64	-	-
SHINHAN-CORE TREND GLOBAL FUND 1	Fees and commission income		15	15	-	-
Key management personnel and their immediate relatives	Interest income		44	90	18	37
		~~W~~	3,242	6,092	1,919	4,188

(*1) Excluded from the associate due to disposal and liquidation for the year ended December 31, 2018.

(*2) Excluded from the associate due to changes in accounting policy for the year ended December 31, 2018.

(*3) Excluded from the associate due to disposal and liquidation for the six-month period ended June 30, 2019.

(c) Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2019 and 2018 are as follows:

		2019	2018
Short-term employee benefits	~~W~~	8,929	11,074
Severance benefits		394	209
Share-based payment transactions(*)		7,980	2,463
	~~W~~	17,303	13,746

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

29.  Related parties (continued)

(d) The guarantees provided between the related parties as of June 30, 2019 and December 31, 2018 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		2019	2018	Account
Shinhan Bank	KTB Newlake Global Healthcare PEF	~~W~~	1,208	849	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
		~~W~~	11,208	10,849

(e) Details of collaterals provided by the related parties as of June 30, 2019 and December 31, 2018 are as follows:

Provided to	Provided by	Pledged assets		2019	2018
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
	Hyungje art printing	Property		120	-
			~~W~~	12,120	12,000

(f) Details of significant loan transactions with related parties for the six-month period ended June 30, 2019 and 2018 are as follows:

			2019
Classficiation	Company		Beginning	Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	-	-	-	11,966
	KTB Newlake Global Healthcare PEF		151	1,302	(661)	-	792

			2018
Classficiation	Company		Beginning	Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	-	13,500	-	(36)	13,464

(*) The effect of changes in allowance for doubtful accounts is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Total assets:
Asset-backed securitization	~~W~~	193,645,262	196,108,655
Structured financing		153,694,967	132,050,391
Investment fund		131,349,056	71,487,406
	~~W~~	478,689,285	399,646,452

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

30. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2019 are as follows:

		2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans at fair value through profit or loss	~~W~~	13,530	38,471	-	52,001
Loans at amortized cost		722,925	8,254,483	25,792	9,003,200
Securities at fair value through profit or loss		3,862,506	85,839	9,122,305	13,070,650
Derivatives		29,579	1,102	-	30,681
Securities at fair value through other comprehensive in come		2,043,454	119,929	22	2,163,405
Securities at amortized cost		4,434,366	-	-	4,434,366
Other assets		4,600	6,944	53,841	65,385
	~~W~~	11,110,960	8,506,768	9,201,960	28,819,688
Liabilities:
Derivative liabilities	~~W~~	106	-	-	106
Other		4,529	8,654	-	13,183
	~~W~~	4,635	8,654	-	13,289

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2018 are as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans at fair value through profit or loss	~~W~~	292	504,571	802,825	1,307,688
Loans at amortized cost		478,998	6,925,438	33,500	7,437,936
Securities at fair value through profit or loss		4,263,817	288,757	5,293,807	9,846,381
Derivatives		16,390	578	-	16,968
Securities at fair value through other comprehensive income		2,244,364	91,316	32,279	2,367,959
Securities at amortized cost		4,277,675	-	-	4,277,675
Other assets		5,453	48,457	34,333	88,243
	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
Liabilities:
Derivative liabilities	~~W~~	111	-	-	111
Other		5,368	4,128	-	9,496
	~~W~~	5,479	4,128	-	9,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

iii) Exposure to risk relating to its interests in unconsolidated structured entities as of June 30, 2019 and December 31, 2018 are as follows:

		2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,110,960	8,506,768	9,201,960	28,819,688
ABS and ABCP commitments		1,396,061	43,435	718,116	2,157,612
Loan commitments		971,291	720,318	20,100	1,711,709
Guarantees		89,420	-	-	89,420
Others		-	141,891	-	141,891
	~~W~~	13,567,732	9,412,412	9,940,176	32,920,320

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
ABS and ABCP commitments		1,395,417	2,300	602,594	2,000,311
Loan commitments		1,791,650	815,910	26,100	2,633,660
Guarantees		88,810	142,032	-	230,842
Others		-	49,464	-	49,464
	~~W~~	14,562,866	8,868,823	6,825,438	30,257,127

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

31. Business combination

(a)	Orange Life Insurance Co., Ltd

(1) General information

On February 1, 2019, the Group obtained control over Orange Life Insurance Co., Ltd. by acquiring 59.15% of its shares after obtaining approval from the Financial Services Commission on January 16, 2019. The primary reason for the acquisition is to strengthen the life insurance business in response to changes in the financial market environment.

(2) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount(*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	739,071
Financial assets at fair value through profit or loss		1,573,453
Securities at fair value through other comprehensive income		11,111,395
Securities at amortized cost		11,273,999
Loans at amortized cost		2,588,588
Derivatives		13,934
Properties and equipment		35,489
Intangible assets(*2)		38,475
Other assets		5,847,621
		33,222,025
Liabilities:
Liabilities under insurance contracts(*3)		23,991,661
Derivative liabilities		3,991
Other liabilities		6,148,997
		30,144,649
Fair value of the identifiable net assets (*4)	~~W~~	3,077,376

(*1) The Group measured the identifiable assets and liabilities of the aquiree at fair value at the date of the business combination for the allocation of the consideration transferred. The fair value was measured at the price that would be received at the date of the business combination when the asset was sold, or when the liability was transferred in an orderly transaction between market participants, and in case the price was not directly observed, it was estimated using appropriate valuation techniques.

(*2) Includes membership, software, and development costs that Orange Life Insurance Co., Ltd. holds.

(*3) The Group has adjusted VOBA (Value of Business Acquired), which was measured separately by applying the indirect method based on intrinsic value, to the par value of the liabilities under insurance contracts that the Orange Life Insurance Co., Ltd. had.

(*4) The fair value of the identifiable net assets is provisional, and the final assessment has not yet been completed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

31.  Business combination (continued)

(a)	Orange Life Insurance Co., Ltd (continued)

(3) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	2,298,900
Fair value of identifiable net assets		(3,077,376)
Non-controlling interests (*1)		1,257,220
Goodwill	~~W~~	478,744

(*1) The non-controlling interests in Orange Life Insurance Co., Ltd was measured as a proportionate shares of the non-controlling interests in the identifiable net assets at acquisition date.

(4) Cost related to business combination

In connection with the business combination, the Group incurred expenses of ~~W~~8,035 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

(5) Net cash outflows due to business combination

Net cash outflows due to business combination during the six-month period ended June 30, 2019 are as follows:

		Amount
Consideration transferred in cash	~~W~~	2,298,900
Acquired cash and cash equivalents		(154,754)
	~~W~~	2,144,146

(6) Operating income and net income from Orange Life Insurance Co., Ltd, are ~~W~~203,081 million and ~~W~~147,176 million respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

31.  Business combination (continued)

(b)	Asia Trust Co., Ltd

(1) General information

On May 2, 2019, the Group obtained control over Asia Trust Co., Ltd. by acquiring 60% of its shares after obtaining approval from the Financial Services Commission on April 17, 2019. The primary reason for the acquisition is to strengthen the non-banking portfolio through real estate business line.

(2) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	27,647
Financial assets at fair value through profit or loss		53,477
Loans at amortized cost(*1)(*3)		26,197
Properties and equipment		662
Intangible assets(*2)		40,649
Investment property		13,567
Other assets		13,367
		175,566
Liabilities:
Other liabilities(*3)		44,571

Fair value of the identifiable net assets	~~W~~	130,995

(*1) Acquired loans were measured at fair value. The total amount of loans under contract is ~~W~~ 44,356 million, and the cash flows that are not expected to be collected as of the acquisition date is ~~W~~ 18,159 million.

(*2) Includes contract balance of ~~W~~36,584 million.  The Group has considered the contracts that Asia Trust Co., Ltd held to be significant enough to generate future additional revenue, and evaluated them by incremental cash flow method.

     (*3) In regard to the land trust project at Ramada Hotel in Gampo, Gyeongju, some owners of parcels filed a lawsuit to return the down payments, and the intermediate payments.  Loan financial institution of the business has filed a suit against Asia Trust Co., Ltd for the balance of the loan principal that expired on the loan provision in accordance with the intermediate payment loan agreement and subsequent agreement with the Group.  The Group recorded the expected loss as allowance and provision for the trust business loan.  In addition, the creditor of the constructor filed a suit claiming the construction fee; however, the Group did not reflect the effect in the consolidated financial statements as of June 30, 2019 since the Group was not able to reliably measure the potential and extent of the losses regarding the lawsuit.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

31.  Business combination (continued)

(b)	Asia Trust Co., Ltd (continued)

(3) Goodwill

Goodwill recognized as a result of the business combination is as follows:

		Amount
Consideration paid in cash (*1)	~~W~~	164,084
Fair value of identifiable net assets		(130,995)
Non-controlling interests (*2)		52,398
Goodwill	~~W~~	85,487

(*1) Includes the fair value of derivative assets related with the option contract for purchasing the remaining stakes in Asia Trust Co.,Ltd. The fair value is provisional using valuation technique based on cash flow assumptions and the final valuation was incomplete as of June 30, 2019.

(*2) The non-controlling interest in Asia Trust Co., Ltd was measured as a proportionate shares of the non-controlling interest in the identifiable net assets at acquisition date.

(4) In connection with the business combination, the Group incurred expenses of ~~W~~ 2,124 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

(5) Net cash outflows due to business combination

Net cash outflows due to business combination during the six-month period ended June 30, 2019 are as follows:

		Amount
Consideration transferred	~~W~~	193,400
Acquired cash and cash equivalents		(18,647)
	~~W~~	174,753

(6) Operating income and net income in the consolidated statement of comprehensive income of Asia Trust Co., Ltd. are ~~W~~16,672 million and ~~W~~4,532 million respectively after the acquisition date. If Asia Trust Co., Ltd. was consolidated since January 1, 2019, the operating income and net income in the consolidated statement of comprehensive income of Asia Trust Co., Ltd. would be ~~W~~ 33,400 million and ~~W~~9,532 million respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

31.  Business combination (continued)

(c)	Shinhan Vietnam Finance Company Limited

(1) General information

On January 22, 2019, the Group has acquired control over Prudential Vietnam Finance Co., Ltd in Vietnam by acquiring 100% of its shares, and changed the name of corporate to Shinhan Vietnam Finance Co., Ltd. The primary reason forthe acquisition is to expand its new market through credit loan business in vietnam.

(2) Identifiable net assets

Fair values of assets acquired and liabilities assumed as follows:

		Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	12,271
Loans at amortized cost		259,082
Properties and equipment		4,163
Intangible assets		5,629
Other assets		12,258
		293,403
Liabilities:
Deposits		211,325
Other liabilities		19,036
		230,361

Fair value of the identifiable net assets	~~W~~	63,042

(3) Goodwill

Goodwill recognized as a result of the business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	170,194
Fair value of identifiable net assets		(63,042)
Goodwill	~~W~~	107,152

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

(In millions of won)

32.  Transition effects arising from changes in accounting policies

Upon adoption of K-IFRS No.1116 ‘Leases’, the Group recognized lease liabilities in relation to leases that had previously been classified as operating leases in accordance with K-IFRS No.1017.  These liabilities were measured at the present value of the future lease payments at the lessee's incremental borrowing rate on January 1, 2019.  The lessee's incremental borrowing rates applied to the lease liabilities are between 2.06% and 8.96% on January 1, 2019. The difference between the amount of operating lease agreements disclosed as of December 31, 2018 discounted at the Group’s incremental borrowing rate and the lease liabilities recognized at the date of initial application is as follows:

		Amount
Operating lease agreement commitment disclosed as of December 31, 2018	~~W~~	633,998
Amount discounted using the Group's incremental borrowing rate		615,321
Less:
Low-value leases recognized as current expenses through the straight-line method		(4,329)
Value-added Tax		(51,429)
		(55,758)

Lease liabilities recognized at the beginning of 2019	~~W~~	559,563

Right-of-use assets were measured by adjusting the amount of prepaid or unpaid lease payments in relation to leases recognized in the statement of financial position as of December 31, 2018 at the same amount as the lease liability.  As a result, property, plant and equipment increased by ~~W~~597,120 million at the beginning of 2019, and prepaid expense, unearned revenue and accrued expenses decreased by ~~W~~43,616 million, ~~W~~5,197 million and ~~W~~862 million, respectively.